    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 12, 1999

                                             REGISTRATION STATEMENT NO.333-

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------

                                    FORM S-6
               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

                               ------------------

     A. Exact name of trust: KILICO VARIABLE SEPARATE ACCOUNT

     B. Name of depositor: KEMPER INVESTORS LIFE INSURANCE COMPANY

     C. Complete address of depositor's principal executive offices:

        1 Kemper Drive
        Long Grove, Illinois 60049

     D. Name and complete address of agent for service:

                             DEBRA P. REZABEK, ESQ.
                    Kemper Investors Life Insurance Company
                                 1 Kemper Drive
                           Long Grove, Illinois 60049

                                           COPIES TO:
               FRANK JULIAN, ESQ.                              JOAN E. BOROS, ESQ.
    Kemper Investors Life Insurance Company       Jorden Burt Boros Cicchetti Berenson & Johnson
                 1 Kemper Drive                         1025 Thomas Jefferson Street, N.W.
           Long Grove, Illinois 60049                               Suite 400E
                                                              Washington, D.C. 20007

     E. Title and amount of securities being registered:

         The variable portion of Flexible Premium Variable Life Insurance Policies.

     F. Approximate date of proposed public offering:

         As soon as practicable after the effective date of this registration.

                               ------------------

     The registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such dates as the Commission, acting pursuant to Section 8(a), may determine.


================================================================================

                      RECONCILIATION AND TIE BETWEEN ITEMS
                       IN FORM N-8B-2 AND THE PROSPECTUS

 ITEM NO.
    OF
FORM N-8B-2                     CAPTION IN PROSPECTUS
-----------                     ---------------------
     1.      Cover Page
     2.      Cover Page
     3.      Not Applicable
     4.      Distribution of Policies
     5.      KILICO and the Separate Account; State Regulation of KILICO
     6.      KILICO and the Separate Account
     7.      Not Applicable
     8.      Experts
     9.      Legal Proceedings; Legal Considerations
    10.      KILICO and the Separate Account; The Funds; The Policy;
             Policy Benefits and Rights; General Provisions; Voting
             Interests, Dollar Cost Averaging; Systematic Withdrawal
             Plan; Federal Tax Matters
    11.      Cover Page; Summary; KILICO and the Separate Account; The
             Funds
    12.      Not Applicable
    13.      Charges and Deductions
    14.      The Policy
    15.      The Policy; Policy Benefits and Rights
    16.      Summary; The Policy
    17.      The Policy; Policy Benefits and Rights
    18.      The Funds
    19.      General Provisions
    20.      The Funds; General Provisions
    21.      Policy Benefits and Rights
    22.      Not Applicable
    23.      Not Applicable
    24.      General Provisions
    25.      KILICO and the Separate Account
    26.      Not Applicable
    27.      KILICO and the Separate Account
    28.      KILICO's Directors and Officers
    29.      KILICO and the Separate Account
    30.      Not Applicable
    31.      Not Applicable
    32.      Not Applicable
    33.      Not Applicable
    34.      Not Applicable
    35.      KILICO and the Separate Account; Distribution of Policies
    36.      Not Applicable
    37.      Not Applicable
    38.      Distribution of Policies
    39.      KILICO and the Separate Account; Distribution of Policies
    40.      Not Applicable
    41.      KILICO and the Separate Account; Distribution of Policies
    42.      Not Applicable
    43.      Not Applicable
    44.      KILICO and the Separate Account; Charges and Deductions
    45.      Not Applicable
    46.      The Policy; Policy Benefits and Rights; Charges and
             Deductions

 ITEM NO.
    OF
FORM N-8B-2                     CAPTION IN PROSPECTUS
-----------                     ---------------------
    47.      Summary; KILICO and the Separate Account; The Policy
    48.      Not Applicable
    49.      Not Applicable
    50.      Not Applicable
    51.      Cover Page; Summary; KILICO and the Separate Account; The
             Policy; Policy Benefits and Rights; Charges and Deductions;
             General Provisions; Distribution of Policies
    52.      Summary; KILICO and the Separate Account; The Funds; General
             Provisions
    53.      Federal Tax Matters
    54.      Not Applicable
    55.      Not Applicable
    56.      Not Applicable
    57.      Not Applicable
    58.      Not Applicable
    59.      Financial Statements

                                 PROSPECTUS --

--------------------------------------------------------------------------------

                           FLEXIBLE PREMIUM VARIABLE
                             LIFE INSURANCE POLICY

--------------------------------------------------------------------------------

                                   ISSUED BY

                    KEMPER INVESTORS LIFE INSURANCE COMPANY
                  THROUGH ITS KILICO VARIABLE SEPARATE ACCOUNT

  HOME OFFICE: 1 KEMPER DRIVE, LONG GROVE, ILLINOIS 60049       (800) 321-9313

     This Prospectus describes a variable life insurance policy of Kemper Investors Life Insurance Company. The Policy provides life insurance and accumulates variable Cash Value. Policy benefits depend upon the investment experience of the KILICO Variable Separate Account. Generally, Policy premiums are flexible.

     The Policy is "life insurance" for federal tax purposes. If the Policy is a modified endowment contract, different tax rules apply to distributions. See "Federal Tax Matters", page 24 for a discussion of laws that affect the tax treatment of the Policy.

     A Policy owner has the following choices for allocating premium:

          - the Fixed Account, which accrues interest at our guaranteed rate, and

          - the Subaccounts of the Separate Account, which invest in portfolios of underlying mutual funds.

     The following portfolios of underlying mutual funds are currently available under the Policy:

          - The Alger American Fund
            - Alger American Balanced
            - Alger American Growth
            - Alger American Income & Growth
            - Alger American MidCap Growth

          - The Dreyfus Socially Responsible Growth Fund, Inc.

          - Dreyfus Stock Index Fund

          - Dreyfus Variable Investment Fund
            - Dreyfus Capital Appreciation
            - Dreyfus Small Cap

          - Templeton Variable Products Series Fund (Class 2 Shares)
            - Templeton Asset Allocation
            - Templeton Bond
            - Templeton Developing Markets
            - Templeton International

          - Fidelity Variable Insurance Products Fund
            - Fidelity VIP Equity-Income
            - Fidelity VIP Growth
            - Fidelity VIP High Income
            - Fidelity VIP Overseas

          - Janus Aspen Series
            - Janus Aspen Aggressive Growth
            - Janus Aspen Balanced
            - Janus Aspen Flexible Income
            - Janus Aspen Growth
            - Janus Aspen International Growth
            - Janus Aspen Worldwide Growth

          - Scudder Variable Life Investment Fund
            (Class A Shares)
            - Scudder VLIF Capital Growth
            - Scudder VLIF Growth and Income
            - Scudder VLIF International

          - Kemper Variable Series
            - Kemper Government Securities
            - Kemper Investment Grade Bond
            - Kemper Money Market
            - Kemper Small Cap Growth
            - Kemper Total Return
            - Kemper Value + Growth

     You may obtain more information about these portfolios in the accompanying prospectuses. Not all portfolios described in the prospectuses may be available under the Policy.

     The Policy owner chooses from two death benefit options. The Death Benefit is at least the amount shown in the Policy Specifications, unless there are loans. Cash Value is not guaranteed. If the Surrender Value does not cover all Policy charges, the Policy will lapse. The Policy Specifications show the guarantee premium and the guarantee period. The Policy will not lapse during the guarantee period if the guarantee premium is paid.

     The Policy owner may cancel the Policy and receive a refund during the Free-Look Period.

     If you already own a flexible premium variable life insurance policy, it may not be advantageous to buy additional insurance or to replace your policy with the Policy described in this Prospectus.

     THIS PROSPECTUS MUST BE ACCOMPANIED OR PRECEDED BY A CURRENT
     PROSPECTUS FOR THE AVAILABLE UNDERLYING PORTFOLIOS. YOU SHOULD READ AND RETAIN ALL PROSPECTUSES FOR FUTURE REFERENCE.

     YOU CAN FIND THIS PROSPECTUS AND OTHER INFORMATION ABOUT THE SEPARATE ACCOUNT REQUIRED TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) AT THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV.

     THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS
================================================================================

                                                               Page
                                                               ----
DEFINITIONS.................................................      1
SUMMARY.....................................................      2
FEES AND EXPENSES...........................................      5
KILICO AND THE SEPARATE ACCOUNT.............................      8
THE FUNDS...................................................      8
FIXED ACCOUNT OPTION........................................     11
THE POLICY..................................................     12
POLICY BENEFITS AND RIGHTS..................................     14
CHARGES AND DEDUCTIONS......................................     18
GENERAL PROVISIONS..........................................     21
DOLLAR COST AVERAGING.......................................     23
SYSTEMATIC WITHDRAWAL PLAN..................................     23
DISTRIBUTION OF POLICIES....................................     23
FEDERAL TAX MATTERS.........................................     24
LEGAL CONSIDERATIONS........................................     26
SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS................     26
VOTING INTERESTS............................................     27
STATE REGULATION OF KILICO..................................     27
KILICO'S DIRECTORS AND OFFICERS.............................     28
LEGAL MATTERS...............................................     30
LEGAL PROCEEDINGS...........................................     30
YEAR 2000 READINESS DISCLOSURE..............................     30
EXPERTS.....................................................     31
REGISTRATION STATEMENT......................................     31
FINANCIAL STATEMENTS........................................     32
CHANGE OF ACCOUNTANTS.......................................     32
APPENDIX A TABLE OF DEATH BENEFIT FACTORS...................     33
APPENDIX B SURRENDER TARGET PREMIUMS........................     34

                                  DEFINITIONS

     ACCUMULATION UNIT--An accounting unit of measure used to calculate the value of each Subaccount.

     AGE--The Insured's age on his or her nearest birthday.

     BENEFICIARY--The person to whom the proceeds due on the Insured's death are paid.

     CASH VALUE--The sum of the value of Policy assets in the Separate Account, Fixed Account and Loan Account.

     COMPANY ("WE", "US", "OUR", "KILICO")--Kemper Investors Life Insurance Company. Our home office is located at 1 Kemper Drive, Long Grove, Illinois 60049.

     DATE OF RECEIPT--The date on which a request, form or payment is received at our home office, provided: (1) that date is a Valuation Date and (2) we receive the request, form or payment before the close of the New York Stock Exchange (usually 3:00 p.m. Central time). Otherwise, the next Valuation Date.

     DEBT--The sum of (1) the principal of any outstanding loan, plus (2) any loan interest due or accrued to KILICO.

     FIXED ACCOUNT--The amount of assets held in the General Account attributable to the fixed portion of the Policy.

     FREE-LOOK PERIOD--The time when a Policy owner may cancel the Policy and receive a refund. This time depends on the state where the Policy is issued; however, it will be at least 10 days from the date the owner receives the Policy.

     FUNDS--The underlying mutual funds in which the Subaccounts of the Separate Account invest.

     GENERAL ACCOUNT--The assets of KILICO other than those allocated to the Separate Account or any other separate account.

     GUIDELINE SINGLE PREMIUM--The maximum initial amount of premium that can be paid while retaining qualification as a life insurance policy under the Internal Revenue Code.

     INSURED--The person whose life is covered by the Policy and who is named in the Policy Specifications.

     ISSUE DATE--The date shown in the Policy Specifications. Incontestability and suicide periods are measured from the Issue Date.

     LOAN ACCOUNT--The amount of assets transferred from the Separate Account and the Fixed Account and held in the General Account as collateral for Debt.

     MATURITY DATE--The Policy Date anniversary nearest the Insured's 100th birthday.

     MONTHLY PROCESSING DATE--The same day in each month as the Policy Date.

     MORTALITY AND EXPENSE RISK CHARGE--A charge deducted in the calculation of the Accumulation Unit Value for the assumption of mortality risks and expense guarantees.

     NET SURRENDER VALUE--The Net Surrender Value of this Policy is the Surrender Value on the date of surrender minus any Debt.

     PLANNED PREMIUM--The scheduled premium specified by the Policy owner in the application.

     POLICY DATE--The Policy Date is used to determine Policy Years and Monthly Processing Dates. The Policy Date is the date that insurance coverage takes effect subject to the conditions set forth in the application, including the payment of the initial premium.

     POLICY YEAR--Each year commencing with the Policy Date and each Policy Date anniversary thereafter.

     SEPARATE ACCOUNT VALUE--The portion of the Cash Value in the Subaccount(s) of the Separate Account.

     SPECIFIED AMOUNT--The amount chosen by the Policy owner and used to calculate the death benefit. The Specified Amount is shown in the Policy Specifications.

     SUBACCOUNT--A subdivision of the Separate Account.

     SURRENDER VALUE--Cash Value minus any applicable surrender charge.

     TRADE DATE--The date 30 days following the date the Policy owner completes all requirements for coverage and we record coverage under the Policy as in force.

     VALUATION DATE--Each business day on which valuation of the assets of the Separate Account is required by applicable law, which currently is each day that the New York Stock Exchange is open for trading.

     VALUATION PERIOD--The period that starts at the close of a Valuation Date and ends at the close of the next succeeding Valuation Date.

                                    SUMMARY

     This section summarizes this Prospectus. Please read the entire Prospectus. You should refer to the heading "Definitions" for the meaning of certain terms. If states require variations, they appear in supplements attached to this Prospectus or in endorsements to the Policy. Unless otherwise indicated, this Prospectus describes an in force Policy with no loans.

     The Policy owner pays a premium for life insurance coverage on the Insured. Generally, an owner may choose the amount and frequency of premium payments. The Policy provides for a Surrender Value which is payable if the Policy is terminated during an Insured's lifetime. The death benefit and Cash Value of the Policy may increase or decrease to reflect investment experience. Cash Value is not guaranteed. If the Surrender Value is insufficient to pay Policy charges, the Policy will lapse unless an additional premium payment or loan repayment is made. The Policy will remain in force during the guarantee period if the premiums paid, minus withdrawals and Debt, are at least equal to the guarantee premiums. (See "The Policy--Premiums and Allocation of Premiums and Separate Account Value," page 12, "Charges and Deductions," page 18, and "Policy Benefits and Rights," page 14.)

     A Policy may be issued as or become a modified endowment contract as a result of a material change or reduction in benefits as defined by the Internal Revenue Code. The Policy may also become a modified endowment contract if excess premiums are paid. For a Policy treated as a modified endowment contract, certain distributions will be included in the Policy owner's gross federal income (See "Federal Tax Matters," page 24.)

     The purpose of the Policy is to provide insurance protection for the beneficiary. The Policy is not comparable to a systematic investment plan of a mutual fund.

POLICY BENEFITS

     CASH VALUE. Cash Value reflects the amount and frequency of premium payments, the investment experience of the selected Subaccounts, any values in the Fixed Account and Loan Account, and Policy charges. The Policy owner bears the entire investment risk on amounts allocated to the Separate Account. We do not guarantee Separate Account Value. (See "Policy Benefits and Rights--Cash Value," page 16.)

     The Policy owner may surrender a Policy at any time and receive the Net Surrender Value. The Net Surrender Value is the Surrender Value minus any outstanding Debt. The Surrender Value is the Cash Value minus any applicable surrender charge. Partial withdrawals are available subject to restrictions. (See "Policy Benefits and Rights--Surrender Privilege," page 18.)

     POLICY LOANS. After the first Policy Year, the Policy owner may borrow up to 90% of Cash Value minus surrender charges and any other indebtedness. Interest is charged at an effective annual rate of 4.50%. (See "Federal Tax Matters," page 24.)

     PREFERRED LOANS. The Policy owner may borrow an amount up to the earnings in the Policy subject to any previous indebtedness. Interest on preferred loans is charged at an effective annual rate of 3%.

     The minimum amount of any loan is $500. When a loan is made, a portion of Cash Value equal to the loan amount is transferred from the Separate Account and the Fixed Account (pro rata, unless the Policy owner requests otherwise) to the Loan Account. We credit 3% annual interest to Cash Value held in the Loan Account. (See "Policy Benefits and Rights--Policy Loans," page 17.)

     If the Policy is a modified endowment contract, a loan is treated as a taxable distribution. (See "Federal Tax Matters," page 24.)

     DEATH BENEFITS. An in force Policy pays a death benefit payment upon the death of the Insured. The Policy has two death benefit options. The Policy owner elects a death benefit option on the application. Under Option A, the death benefit is the Specified Amount stated in the Policy Specifications. Under Option B, the death benefit is the Specified Amount stated in the Policy Specifications plus the Cash Value. The death benefit is never less than the multiple of Cash Value specified in Appendix B. The death benefit payable is reduced by any Debt. (See "Policy Benefits and Rights--Death Benefits," page 14.)

PREMIUMS

     The amount and frequency of premium payments are flexible. The Policy owner specifies a Planned Premium on the application. However, the owner is not required to make the Planned Premiums, and, subject to certain restrictions, may make premium payments in any amount and at any frequency. The amount, frequency, and period of time over which an owner pays premiums affects whether the Policy will be classified as a modified endowment contract. The minimum monthly premium payment is $50. Other minimums apply for other payment modes.

     Payment of the Planned Premium does not guarantee that a Policy remains in force. Instead, Surrender Value must be sufficient to cover all Policy charges for the Policy to remain in force. A Policy will remain in force during the guarantee period if premiums paid, less withdrawals and Debt, equal or exceed the sum of the guarantee premiums. (See "The Policy -- Premiums," page 12.)

THE SEPARATE ACCOUNT

     ALLOCATION OF PREMIUMS. The portion of the premium available for allocation equals the premium paid less applicable charges. A Policy owner indicates in the application the percentages of premium to be allocated among the Subaccounts of the Separate Account and the Fixed Account. The Policy currently offers thirty-one Subaccounts, each of which invests in shares of a designated portfolio of one of the Funds.

     The initial premium, minus applicable charges, is allocated to the Kemper Money Market Subaccount on the day after receipt. On the Trade Date, the Separate Account Value in the Kemper Money Market Subaccount is allocated among the Subaccounts and the Fixed Account in accordance with the Policy owner's instructions in the application. (See "The Policy -- Policy Issue," page 12.)

     TRANSFERS. The Policy owner may transfer Separate Account Value among the Subaccounts and into the Fixed Account once every fifteen days. One annual transfer is permitted from the Fixed Account to the Subaccounts. (See "The Policy -- Allocation of Premiums and Separate Account Value," page 12.)

THE FUNDS

     The following portfolios of The Alger American Fund are currently available for investment by the Separate Account:

          - ALGER AMERICAN BALANCED

          - ALGER AMERICAN GROWTH

          - ALGER AMERICAN INCOME & GROWTH

          - ALGER AMERICAN MIDCAP GROWTH

     The Dreyfus Socially Responsible Growth Fund, Inc. is currently available for investment by the Separate Account.

     Dreyfus Stock Index Fund is currently available for investment by the Separate Account.

     The following portfolios of the Dreyfus Variable Investment Fund are currently available for investment by the Separate Account:

          - DREYFUS CAPITAL APPRECIATION

          - DREYFUS SMALL CAP

     Class 2 Shares of the following portfolios of the Templeton Variable Products Series Fund are currently available for investment by the Separate
Account:

          - TEMPLETON ASSET ALLOCATION

          - TEMPLETON BOND

          - TEMPLETON DEVELOPING MARKETS

          - TEMPLETON INTERNATIONAL

     The following portfolios of the Fidelity Variable Insurance Products Fund are currently available for investment by the Separate Account:

          - FIDELITY VIP EQUITY-INCOME

          - FIDELITY VIP GROWTH

          - FIDELITY VIP HIGH INCOME

          - FIDELITY VIP OVERSEAS

     The following portfolios of the Janus Aspen Series are currently available for investment by the Separate Account:

          - JANUS ASPEN AGGRESSIVE GROWTH

          - JANUS ASPEN BALANCED

          - JANUS ASPEN FLEXIBLE INCOME

          - JANUS ASPEN GROWTH

          - JANUS ASPEN INTERNATIONAL GROWTH

          - JANUS ASPEN WORLDWIDE GROWTH

     Class A Shares of the following portfolios of the Scudder Variable Life Investment Fund are currently available for investment by the Separate Account:

          - SCUDDER VLIF CAPITAL GROWTH

          - SCUDDER VLIF GROWTH AND INCOME

          - SCUDDER VLIF INTERNATIONAL

     The following portfolios of the Kemper Variable Series are currently available for investment by the Separate Account:

          - KEMPER GOVERNMENT SECURITIES

          - KEMPER INVESTMENT GRADE BOND

          - KEMPER MONEY MARKET

          - KEMPER SMALL CAP GROWTH

          - KEMPER TOTAL RETURN

          - KEMPER VALUE + GROWTH

     For a more detailed description of the Funds, see "The Funds," page 8, the Funds' prospectuses accompanying this Prospectus, and Statements of Additional Information available from us upon request.

CHARGES

     The following charges are taken from each premium payment before the net premium is allocated. (See "Charges and Deduction -- Deductions from Premiums," page 18.)

          - 2.5% sales load

          - 2.5% state and local premium tax charge

          - 1% corporate income tax liability

     We currently do not deduct any other charges from premium or the Separate Account for federal, state or other taxes. Should we determine that these taxes apply, we may make deductions from the Separate Account to pay those taxes. (See "Federal Tax Matters," page 24.)

     We will deduct a charge from Cash Value in each Subaccount and the Fixed Account on the Policy Date and on each Monthly Processing Date for the cost of life insurance coverage. In addition, we deduct an asset charge, at a current annual rate of .60% for the first ten Policy Years, .40% for Policy Years eleven through twenty, and .20% for Policy Years twenty-one and thereafter, from each Subaccount on a daily basis for our assumption of mortality and expense risks. The guaranteed Mortality and Expense Risk is .60% for all years. (See "Charges and Deductions--Cost of Insurance Charge and Mortality and Expense Risk Charge," page 19.)

     On each Monthly Processing Date, we deduct from Cash Value a monthly administrative expense charge. In Policy Year one, the charge will be $10 per month. In Policy Years two and thereafter the charge is anticipated to be $6 per month, but in no case will it be greater than $7.50 per month. (See "Charges and Deductions--Monthly Administrative Charge," page 19.)

     We deduct a surrender charge if the Policy is surrendered or the Cash Value is applied under a Settlement Option prior to the eleventh Policy Year (or the eleventh Policy Year following an increase in Specified Amount). (See "Policy Benefits and Rights--Surrender Privilege," page 18.)

     The Policy owner indirectly bears the annual Fund operating expenses of the Portfolios in which the Subaccounts invest. These may include management fees, 12b-1 fees and other expenses. (See "Charges and Deductions--Charges Against the Funds," page 20.)

TAX TREATMENT UNDER CURRENT FEDERAL TAX LAW

     Under existing tax law, any increase in Cash Value is generally not taxable until a distribution occurs through a withdrawal or surrender. Generally, distributions are not included in income until the amount of the distributions exceeds the premiums paid for the Policy. If the Policy is a modified endowment contract, a loan is also treated as a distribution. Generally, distributions from a modified endowment contract (including loans) are included in income to the extent the Cash Value exceeds premiums paid. A change of owners, an assignment, a loan or a surrender of the Policy may have tax consequences.

     Death Benefits payable under the Policy are generally excludable from the gross income of the Beneficiary. As a result, the Beneficiary would not be subject to income tax on the Death Benefit. (See "Federal Tax Matters," page 24.)

FREE-LOOK PERIOD

     The Policy owner may examine a Policy and return it for a refund during the Free-Look Period. The length of the Free-Look Period depends on the state where the Policy is issued; however, it will be at least 10 days from the date the owner receives the Policy. (See "Policy Benefits and Rights--Free-Look Period and Exchange Rights," page 18.)

ILLUSTRATIONS OF CASH VALUE, SURRENDER VALUE, DEATH BENEFIT

     Tables in Exhibit 9 to the registration statement illustrate Cash Value, Surrender Value and Death Benefits. These illustrations are based on Policy charges and hypothetical assumed rates of return for the Separate Account. The Separate Account's investment experience will differ, and the actual Policy values will be higher or lower than those illustrated.

     Upon request, we will provide a free, personalized illustration reflecting the proposed Insured's age, underwriting classification, and sex (where applicable). Otherwise, a personalized illustration uses the same methodology as those appearing in Exhibit 9 to the registration statement.

                               FEES AND EXPENSES

     The following tables are designed to help you understand the fees and expenses that you bear, directly or indirectly, as a Policy owner. The first table describes the Policy charges and deductions you directly bear under the Policy. The second table describes the fees and expenses of the portfolios that you bear indirectly when you purchase a Policy. (See "Charges and Deductions", beginning on page 18.)

                         POLICY CHARGES AND DEDUCTIONS

CHARGES DEDUCTED FROM THE SEPARATE ACCOUNT:

Mortality and Expense Risk Charge:                                CURRENT: .60% of average daily assets for
                                                                  first ten Policy Years; .40% for Policy
                                                                  Years eleven through twenty; and .20% for
                                                                  Policy Year twenty-one and thereafter.
                                                                  GUARANTEED: .60% for all Policy Years
Federal Income Tax Charge:                                        Currently none.(1)

CHARGES DEDUCTED FROM THE CASH VALUE (DEDUCTED MONTHLY):
Cost of Insurance Charge(4):                                      CURRENT: Ranges from $       per $1,000 of
                                                                  net amount at risk to $       per $1,000 of
                                                                  net amount at risk(5)
                                                                  GUARANTEED: Ranges from $       per $1,000
                                                                  of net amount at risk to $       per $1,000
                                                                  of net amount at risk(5)
Administrative Expense Charge:                                    $10 monthly in Policy Year one; $6 monthly
                                                                  in Policy Years two and thereafter, with a
                                                                  $7.50 maximum monthly charge guaranteed.
Tax Charge:                                                       2.5% from each premium payment for state and
                                                                  local taxes;(2)
                                                                  1% from each premium payment for corporate
                                                                  income tax liability.(2)
Sales Load:                                                       2.5% from each premium payment.(2)
Systematic Withdrawal Charge:                                     $50 for the initial set-up plus $25 each
                                                                  time a change is made to the plan.
TRANSACTION CHARGES:
Transfer Fee:                                                     Currently none.(3)
Maximum Withdrawal Charge:                                        100% of the target premium as shown in
                                                                  Appendix B.

---------------

(1) We currently do not assess a charge for federal income taxes that may be attributed to the operations of the Separate Account. We reserve the right to do so in the future. (See "Charges and Deductions," beginning on page 18.)

(2) Before net premiums are allocated.

(3) We currently do not assess a transfer fee, however we reserve the right to charge up to $25 for each transfer in the future.

(4) The current cost of insurance charge will never exceed the guaranteed cost of insurance charge shown in the Policy Specifications. The net amount at
    risk equals the death benefit divided by      , minus Cash Value. (See
    "Charges and Deductions -- Cost of Insurance Charge," page 19.)

(5) Current and guaranteed cost of insurance charges are based on the issue age (or attained age following an increase in Specified Amount), sex, Insured's rate class, and Policy Year.

                               PORTFOLIO EXPENSES
 (As a percentage of average net assets for the period ended December 31, 1998) (total expense figures shown in parentheses are after fee waivers or reductions and expense reimbursements, as indicated in the notes)

                                                            12B-1    TOTAL FUND OTHER   TOTAL FUND ANNUAL
PORTFOLIO                                 MANAGEMENT FEES    FEES        EXPENSES           EXPENSES
---------                                 ---------------   ------   ----------------   -----------------
Alger American Balanced.................       0.75%                      0.17%                   0.92%
Alger American Growth...................       0.75%                      0.04%                   0.79%
Alger American Income & Growth..........      0.625%                      0.075%                  0.70%
Alger American MidCap Growth............       0.80%                      0.04%                   0.84%
The Dreyfus Socially Responsible Growth
  Fund, Inc.............................       0.75%                      0.05%                   0.80%
Dreyfus Stock Index Fund................       0.25%                      0.01%                   0.26%
Dreyfus Capital Appreciation............       0.75%                      0.06%                   0.81%
Dreyfus Small Cap.......................       0.75%                      0.02%                   0.77%
Templeton Asset Allocation..............       0.60%         0.25%        0.18%                   1.03%
Templeton Bond..........................       0.50%         0.15%        0.23%                   0.88%
Templeton Developing Markets............       1.25%         0.25%        0.41%                   1.91%
Templeton International.................       0.69%         0.25%        0.17%                   1.11%
Fidelity VIP Equity-Income..............       0.49%                      0.09%                   0.58%
Fidelity VIP Growth.....................       0.59%                      0.09%                   0.68%
Fidelity VIP High Income................       0.58%                      0.12%                   0.70%
Fidelity VIP Overseas...................       0.74%                      0.17%                   0.91%
Janus Aspen Aggressive Growth...........       0.72%                      0.03%                   0.75%
Janus Aspen Balanced....................       0.72%                      0.02%                   0.74%
Janus Aspen Flexible Income.............       0.65%                      0.08%                   0.73%
Janus Aspen Growth(2)...................       0.72%                      0.03%            0.75% (0.68%)
Janus Aspen International Growth(2).....       0.75%                      0.20%            0.95% (0.86%)
Janus Aspen Worldwide Growth(2).........       0.67%                      0.07%            0.74% (0.72%)
Scudder VLIF Capital Growth.............       0.47%                      0.04%                   0.51%
Scudder VLIF Growth and Income..........       0.47%                      0.09%                   0.56%
Scudder VLIF International..............       0.87%                      0.18%                   1.05%
Kemper Government Securities............       0.55%                      0.11%                   0.66%
Kemper Investment Grade Bond(1).........       0.60%                      0.07%                   0.67%
Kemper Money Market.....................       0.50%                      0.04%                   0.54%
Kemper Small Cap Growth.................       0.65%                      0.05%                   0.70%
Kemper Total Return.....................       0.55%                      0.05%                   0.60%
Kemper Value + Growth(1)................       0.75%                      0.03%                   0.78%

---------------

(1) Pursuant to their respective agreements with Kemper Variable Series, the investment manager and the accounting agent have agreed, for the one year period commencing on approximately May 1, 1999, to limit their respective fees and to reimburse other operating expenses to the extent necessary to limit total operating expenses of the following described Portfolios to the amounts set forth after the Portfolio names: Kemper Value+Growth Portfolio (.84%) and Kemper Investment Grade Bond Portfolio (.80%). The amounts set forth in the table above reflect actual expenses for the past fiscal year, which were lower than these expense limits.

(2) The expense figures shown without parentheses are based on actual expenses for the past fiscal year. They do not reflect certain fee waivers or reductions from Janus Capital Corporation. With such waivers and reductions, Management Fees, Other Expenses, and Total Portfolio Annual Expenses for the Portfolios for the fiscal year ending December 31, 1998 were: 0.65%, 0.03%, and 0.68%, respectively, for the Growth Portfolio; .66%, .20%, and .86%, respectively, for the International Growth Portfolio; and .65%, .07%, and .72%, respectively, for the Worldwide Growth Portfolio. See the prospectus and Statement of Additional Information of Janus Aspen Series for a description of these waivers and reductions. The Total Fund Annual Expense figures set forth in parentheses reflect the effect of the fee waiver and expense reduction arrangements described above.

                        KILICO AND THE SEPARATE ACCOUNT

KEMPER INVESTORS LIFE INSURANCE COMPANY

     Kemper Investors Life Insurance Company ("KILICO"), 1 Kemper Drive, Long Grove, Illinois 60049, was organized in 1947 and is a stock life insurance company organized under the laws of the State of Illinois. KILICO is a wholly-owned subsidiary of Kemper Corporation, a nonoperating holding company. Kemper Corporation is a majority owned (76.4 percent) subsidiary of Zurich Holding Company of America ("ZHCA"), which is a wholly-owned subsidiary of Zurich Insurance Company ("Zurich"). Zurich is a wholly-owned subsidiary of Zurich Financial Services ("ZFS"). ZFS was formed in the September, 1998 merger of the Zurich Group with the financial services business of B.A.T. Industries. ZFS is owned by Zurich Allied A.G. and Allied Zurich p.l.c. fifty-seven percent and forty-three percent, respectively. KILICO offers life insurance and annuity products and is admitted to do business in the District of Columbia and all states except New York.

SEPARATE ACCOUNT

     KILICO Variable Separate Account (the "Separate Account") was established as a separate investment account on January 22, 1987. The Separate Account receives and invests net premiums under the Policy. In addition, the Separate Account receives and invests net premiums for other variable life insurance policies offered by KILICO.

     The Separate Account is administered and accounted for as part of our general business. The income, capital gains or capital losses of the Separate Account are credited to or charged against Separate Account assets, without regard to the income, capital gains or capital losses of any other separate account or any other business we conduct. The Policy benefits are our obligations.

     The Separate Account is registered with the Securities and Exchange Commission ("Commission") as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). However, the Commission does not supervise the management, investment practices or policies of the Separate Account or KILICO.

     The Policy currently offers thirty-one Subaccounts. Additional Subaccounts may be added in the future. Not all Subaccounts may be available in all jurisdictions or under all Policies.

                                   THE FUNDS

     The Separate Account invests in shares of The Alger American Fund, The Dreyfus Socially Responsible Growth Fund, Inc., Dreyfus Stock Index Fund, Dreyfus Variable Investment Fund, Templeton Variable Products Series Fund, Fidelity Variable Insurance Products Fund, Janus Aspen Series, Scudder Variable Life Investment Fund and Kemper Variable Series. The Commission does not supervise their management, investment practices or policies. The Funds provide investment vehicles for variable life insurance and variable annuity contracts. Shares of the Funds currently are sold only to insurance company separate accounts and certain qualified retirement plans. In addition to the Separate Account, shares of the Funds may be sold to variable life insurance and variable annuity separate accounts of insurance companies not affiliated with KILICO. It is conceivable that in the future it may be disadvantageous for variable life insurance separate accounts of companies unaffiliated with KILICO, or for variable life insurance separate accounts, variable annuity separate accounts and qualified retirement plans to invest simultaneously in the Funds. Currently we do not foresee disadvantages to variable life insurance owners, variable annuity owners or qualified retirement plans. The Funds have an obligation to monitor events for material conflicts between owners and determine what action, if any, should be taken. In addition, if we believe that a Fund's response to any of those events or conflicts insufficiently protects owners, we will take appropriate action on our own.

     A Fund may consist of separate portfolios. The assets of each portfolio are held separate from the assets of the other portfolios, and each portfolio has its own distinct investment objective and policies. Each portfolio operates as a separate investment fund, and the income, gains or losses of one portfolio generally have no effect on the investment performance of any other portfolio.

THE ALGER AMERICAN FUND

     The Alger American Fund portfolios in which the Separate Account invests are summarized below:

     ALGER AMERICAN BALANCED: This Portfolio seeks current income and long-term capital appreciation.

     ALGER AMERICAN GROWTH: This Portfolio seeks long-term capital appreciation.

     ALGER AMERICAN INCOME & GROWTH: This Portfolio primarily seeks to provide a high level of dividend income; its secondary goal is to provide capital appreciation.

     ALGER AMERICAN MIDCAP GROWTH: This Portfolio seeks long-term capital appreciation.

     Fred Alger Management, Inc. is the investment adviser to each Portfolio of The Alger American Fund specified above.

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.

     This Fund's primary goal is to provide capital growth through investment in common stocks of companies which not only meet traditional investment standards, but also conduct their business in a manner that contributes to the enhancement of the quality of life in America.

     The Dreyfus Corporation serves as the investment adviser, and NCM Capital Management Group, Inc. is the sub-adviser, for this Fund.

DREYFUS STOCK INDEX FUND

     This Fund's primary goal is to match the total return of the Standard & Poor's Composite Stock Price Index.

     The Dreyfus Corporation serves as the investment adviser for this Fund.

DREYFUS VARIABLE INVESTMENT FUND

     The Dreyfus Variable Investment Fund portfolios in which the Separate Account invests are summarized below:

     DREYFUS CAPITAL APPRECIATION: This Portfolio seeks long-term capital growth consistent with the preservation of capital; current income is a secondary goal.

     DREYFUS SMALL CAP: This Portfolio seeks to maximize capital appreciation.

     The Dreyfus Corporation serves as the investment adviser to each Portfolio of the Dreyfus Variable Investment Fund specified above. Fayez Sarofim & Co. serves as the sub-adviser for the Dreyfus Capital Appreciation Portfolio.

TEMPLETON VARIABLE PRODUCTS SERIES FUND

     The Templeton Variable Products Series Fund portfolios in which the Separate Account invests are summarized below:

     TEMPLETON ASSET ALLOCATION (CLASS 2 SHARES): This Portfolio seeks high total return.

     TEMPLETON BOND (CLASS 2 SHARES): This Portfolio seeks high current income. Capital appreciation is a secondary consideration.

     TEMPLETON DEVELOPING MARKETS (CLASS 2 SHARES): This Portfolio seeks long-term capital appreciation.

     TEMPLETON INTERNATIONAL (CLASS 2 SHARES): This Portfolio seeks long-term capital growth.

     Templeton Investment Counsel, Inc. is the investment manager for the Templeton Asset Allocation Fund, the Templeton Bond Fund and the Templeton International Fund. Templeton Asset Management Ltd. is the investment manager for the Templeton Developing Markets Fund.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND

     The Fidelity Variable Insurance Products Fund portfolios in which the Separate Account invests are summarized below:

     FIDELITY VIP EQUITY-INCOME: This Portfolio seeks reasonable income.

     FIDELITY VIP GROWTH: This Portfolio seeks capital appreciation.

     FIDELITY VIP HIGH INCOME: This Portfolio seeks a high level of current income while also considering growth of capital.

     FIDELITY VIP OVERSEAS: This Portfolio seeks long-term growth of capital.

     Fidelity Management & Research Company (FMR) is the investment adviser for the available Portfolios of the Fidelity Variable Insurance Products Fund. Fidelity Management & Research (U.K.) Inc. (FMR U.K.), in London, England, and Fidelity Management & Research Far East Inc. (FMR Far East), in Tokyo, Japan, each serve as sub-advisers to the Fidelity VIP High Income Portfolio and the Fidelity VIP Overseas Portfolio. Fidelity International Investment Advisors (U.K.) Limited (FIIA (U.K.) L), in London, England, also serves as sub-adviser to the Fidelity VIP Overseas Portfolio.

JANUS ASPEN SERIES

     The Janus Aspen Series portfolios in which the Separate Account invests are summarized below:

     JANUS ASPEN AGGRESSIVE GROWTH: This Portfolio seeks long-term growth of capital.

     JANUS ASPEN BALANCED: This Portfolio seeks long-term capital growth, consistent with preservation of capital and balanced by current income.

     JANUS ASPEN FLEXIBLE INCOME: This Portfolio seeks to obtain maximum total return consistent with preservation of capital.

     JANUS ASPEN GROWTH: This Portfolio seeks long-term growth of capital in a manner consistent with the preservation of capital.

     JANUS ASPEN INTERNATIONAL GROWTH: This Portfolio seeks long-term growth of capital.

     JANUS ASPEN WORLDWIDE GROWTH: This Portfolio seeks long-term growth of capital in a manner consistent with the preservation of capital.

     Janus Capital serves as the investment adviser for the six available Portfolios of the Janus Aspen Series.

SCUDDER VARIABLE LIFE INVESTMENT FUND

     The Scudder Variable Life Investment Fund portfolios in which the Separate Account invests are summarized below:

     SCUDDER VLIF CAPITAL GROWTH (A SHARES): This Portfolio seeks to maximize long-term capital growth from a portfolio consisting primarily of equity securities.

     SCUDDER VLIF GROWTH AND INCOME (A SHARES): This Portfolio seeks long-term growth of capital, current income and growth of income from a portfolio consisting primarily of common stocks and securities convertible into common stocks.

     SCUDDER VLIF INTERNATIONAL (A SHARES): This Portfolio seeks long-term growth of capital principally from a diversified portfolio of foreign equity securities.

     Scudder Kemper Investments, Inc., our affiliate, is the investment adviser of each portfolio of the Scudder Variable Life Investment Fund specified above.

KEMPER VARIABLE SERIES

     The Kemper Variable Series portfolios in which the Separate Account invests are summarized below:

     KEMPER GOVERNMENT SECURITIES: This Portfolio seeks high current return consistent with preservation of capital.

     KEMPER INVESTMENT GRADE BOND: This Portfolio seeks high current income.

     KEMPER MONEY MARKET: This Portfolio seeks maximum current income to the extent consistent with stability of principal from a portfolio of high quality money market instruments. The Portfolio seeks to maintain a net asset value of $1.00 per share but there can be no assurance that the Portfolio will be able to do so.

     KEMPER SMALL CAP GROWTH: This Portfolio seeks maximum appreciation of investors' capital.

     KEMPER TOTAL RETURN: This Portfolio seeks a high total return, a combination of income and capital appreciation, consistent with reasonable risk.

     KEMPER VALUE + GROWTH: This Portfolio seeks growth of capital. A secondary objective of the Portfolio is the reduction of risk over a full market cycle compared to a portfolio of only growth stocks or only value stocks.

     Scudder Kemper Investments, Inc. is the investment manager to each Portfolio of the Kemper Variable Series specified above.

     The Portfolios may not achieve their stated objectives. More detailed information, including a description of risks involved in investing in the Portfolios, is found in the Funds' prospectuses and Statements of Additional Information. The Funds' prospectuses accompany this Prospectus. The Funds' Statements of Additional Information are available from us upon request.

CHANGE OF INVESTMENTS

     We reserve the right to make additions to, deletions from, or substitutions for the shares held by the Separate Account or that the Separate Account may purchase. We reserve the right to eliminate the shares of any of the portfolios and to substitute shares of another portfolio or of another investment company, if the shares of a portfolio are no longer available for investment, or if in our judgment further investment in any portfolio becomes inappropriate in view of the purposes of the Policy or the Separate Account. We may also eliminate or combine one or more Subaccounts, transfer assets, or substitute one Subaccount for another Subaccount, if, in our discretion, marketing, tax or investment conditions warrant. We will not substitute any shares attributable to a Policy owner's interest in a Subaccount without notice to the owner and the Commission's prior approval, if required. Nothing contained in this Prospectus shall prevent the Separate Account from purchasing other securities for other series or classes of policies, or from permitting a conversion between series or classes of policies on the basis of requests made by Policy owners.

     We also reserve the right to establish additional Subaccounts of the Separate Account, each of which would invest in a new portfolio of the Funds, or in shares of another investment company. New Subaccounts may be established when, in our sole discretion, marketing needs or investment conditions warrant. New Subaccounts may be made available to existing owners as we determine.

     If we deem it to be in the best interests of persons having voting interests under the Policy, the Separate Account may be:

        - operated as a management company under the 1940 Act;

        - deregistered under that Act in the event such registration is no longer required; or

        - combined with our other separate accounts. To the extent permitted by law, we may also transfer assets of the Separate Account to another separate account, or to the General Account.

                                  FIXED ACCOUNT OPTION

     AMOUNTS ALLOCATED OR TRANSFERRED TO THE FIXED ACCOUNT ARE PART OF OUR GENERAL ACCOUNT, SUPPORTING INSURANCE AND ANNUITY OBLIGATIONS. INTERESTS IN THE FIXED ACCOUNT ARE NOT REGISTERED UNDER THE SECURITIES ACT OF 1933 ("1933 ACT"), AND THE FIXED ACCOUNT IS NOT REGISTERED AS AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT OF 1940 ("1940 ACT"). ACCORDINGLY, NEITHER THE FIXED ACCOUNT NOR ANY FIXED ACCOUNT INTERESTS GENERALLY ARE SUBJECT TO THE PROVISIONS OF THE 1933 OR 1940 ACTS. WE HAVE BEEN ADVISED THAT THE STAFF OF THE COMMISSION HAS NOT REVIEWED THE DISCLOSURES IN THIS PROSPECTUS RELATING TO THE FIXED ACCOUNT. STATEMENTS REGARDING THE FIXED ACCOUNT, HOWEVER, MAY BE SUBJECT TO THE GENERAL PROVISIONS OF THE FEDERAL SECURITIES LAWS RELATING TO THE ACCURACY AND COMPLETENESS OF STATEMENTS MADE IN PROSPECTUSES.

     Under the Fixed Account Option, we pay a fixed interest rate for stated periods. This Prospectus describes only the aspects of the Policy involving the Separate Account, unless we refer to fixed accumulation and settlement options.

     A minimum balance of $500 must remain in the Fixed Account under the Fixed Account Option. We guarantee the interest rate credited to the Fixed Account will be at least 3% annually. At our discretion, we may credit interest in excess of 3%. We reserve the right to change the rate of excess interest credited. We also reserve the right to declare different rates of excess interest depending on when amounts are allocated or transferred to the Fixed Account. As a result, amounts at any designated time may be credited with a different rate of excess interest than the rate previously credited to such amounts and to amounts allocated or transferred at any other designated time.

                                   THE POLICY

POLICY ISSUE

     Before we issue a Policy, we must receive a completed application and a full initial premium at our home office. We ordinarily issue a Policy only for Insureds Age 1 through 80 who supply satisfactory evidence of insurability. Acceptance of an application is subject to our underwriting requirements. If we decline an application, we will refund the Cash Value in the Kemper Money Market Subaccount plus the total amount of monthly deductions and deductions against premiums.

     After underwriting is complete and the Policy is delivered to its owner, insurance coverage begins as of the Policy Date. (See "Premiums," below.)

PREMIUMS

     We must receive premiums at our home office. (See "Distribution of Policies.") Checks must be made payable to KILICO.

     PLANNED PREMIUMS. A Policy owner specifies a Planned Premium payment on the application that provides for the payment of level premiums over a specified period of time. However, the owner is not required to pay Planned Premiums.

     The minimum monthly premium is $50. Other minimums are: annual $600; semi-annual $300; quarterly $150. The amount, frequency and period of time over which a Policy owner pays premiums may affect whether the Policy will be classified as a modified endowment contract. Accordingly, variations from Planned Premiums may cause the Policy to become a modified endowment contract, and therefore subject to different tax treatment from conventional life insurance contracts for certain pre-death distributions (See "Federal Tax Matters".)

     Payment of the Planned Premium does not guarantee that a Policy remains in force. Instead, the duration of the Policy depends upon the Policy's Net Surrender Value. Even if Planned Premiums are paid, the Policy will lapse any time the Net Surrender Value is insufficient to pay the current monthly deductions and a grace period expires without sufficient payment. (See "Policy Lapse and Reinstatement.")

     A guarantee period and a monthly guarantee premium are specified in the Policy Specifications. The guarantee period ends on the tenth Policy anniversary. During the guarantee period, the Policy remains in force and no grace period will begin, provided that the total premiums received, minus any withdrawals and any Debt, equals or exceeds the monthly guarantee premium times the number of months since the Policy Date, including the current month.

     The full initial premium is the only premium required to be paid under a Policy. However, additional premiums may be necessary to keep the Policy in force. (See "The Policy--Policy Lapse and Reinstatement.") We may reject or limit any premium payment below the current minimum premium amount, or that would increase the death benefit by more than the amount of the premium. We may return all or a portion of a premium payment if it would disqualify the Policy as life insurance under the Internal Revenue Code.

     Certain charges are deducted from each premium payment. (See "Charges and Deductions.") The remainder of the premium, known as the net premium, is allocated as described below under "Allocation of Premiums and Separate Account Value."

     POLICY DATE. The Policy Date is used to determine Policy Years and Monthly Processing Dates. The Policy Date is the date that insurance coverage takes effect subject to conditions set forth in the application, including the payment of initial premium. If this date is the 29th, 30th, or 31st of a month, the Policy Date will be the first day of the following month.

ALLOCATION OF PREMIUMS AND SEPARATE ACCOUNT VALUE

     ALLOCATION OF PREMIUMS. The initial net premium is allocated to the Kemper Money Market Subaccount. The Separate Account Value remains in the Kemper Money Market Subaccount until the Trade Date. On the Trade Date, the Separate Account Value in the Kemper Money Market Subaccount is allocated to the Subaccounts and the Fixed Account as specified in the application. Additional premiums received will be allocated as specified in the application or in later written instructions received from the Policy owner. The minimum amount of any premium that may be allocated to a Subaccount is $50. Cash Value may be allocated to a total of nineteen Subaccounts at any given time.

     The Separate Account Value will vary with the investment experience of the chosen Subaccounts. The Policy owner bears the entire investment risk.

     TRANSFERS. After the Trade Date, Separate Account Value may be transferred among the Subaccounts and into the Fixed Account. These transfers are limited to one transfer every fifteen days. All transfers made during a business day are treated as one transfer.

     Fixed Account value may be transferred to one or more Subaccounts. One transfer of Fixed Account value may be made once each Policy Year in the thirty day period following the end of a Policy Year.

     Transfer requests must be in writing in a form acceptable to us, or by telephone authorization under forms we authorize. (See "General Provisions--Written Notices and Requests.") The minimum partial transfer amount is $500. No partial transfer may be made if the value of the Policy owner's remaining interest in a Subaccount or the Fixed Account, from which amounts are to be transferred, would be less than $500 after the transfer. We may waive these minimums for reallocations under established third party asset allocation programs. Transfers are based on the Accumulation Unit values next determined following our receipt of valid, complete transfer instructions. We may suspend, modify or terminate the transfer provision. We reserve the right to charge up to $25 for each transfer after twelve transfers per calendar year. We disclaim all liability if we follow in good faith instructions given in accordance with our procedures, including requests for personal identifying information, that are designed to limit unauthorized use of the privilege. Therefore, a Policy owner bears the risk of loss in the event of a fraudulent telephone transfer.

     If a Policy owner authorizes a third party to transact transfers on the Policy owner's behalf, we will reallocate the Cash Value pursuant to the authorized asset allocation program. However, we do not offer or participate in any asset allocation program and we take no responsibility for any third party asset allocation program. We may suspend or cancel acceptance of a third party's instructions at any time and may restrict the investment options available for transfer under third party authorizations.

     AUTOMATIC ASSET REALLOCATION. A Policy owner may elect to have transfers made automatically among the Subaccounts on an annual or a quarterly basis so that Cash Value is reallocated to match the percentage allocations in the Policy owner's predefined premium allocation elections. Transfers under this program are neither subject to the $500 minimum transfer limitations nor limited by the fifteen day transfer restriction. An election to participate in the automatic asset reallocation program must be in writing on our form and returned to our home office. There is currently no charge to participate in the program.

POLICY LAPSE AND REINSTATEMENT

     LAPSE. The Policy will lapse when the Net Surrender Value is insufficient to cover the current monthly deductions and a grace period expires without a sufficient payment. (See "Charges and Deductions.")

     The grace period is 61 days. The grace period begins when we send notice that the Net Surrender Value is insufficient to cover the monthly deductions. If we do not receive a premium payment or loan repayment during the grace period sufficient to keep the Policy in force for three months, the Policy will lapse and terminate without value.

     If payment is received within the grace period, the premium or loan repayment will be allocated to the Subaccounts and the Fixed Account in accordance with current allocation instructions. Amounts over and above the amounts necessary to prevent lapse may be paid as additional premiums, to the extent permissible. (See "The Policy--Premiums.")

     We will not accept any payment causing the total premium payment to exceed the maximum payment permitted for life insurance under the guideline premium limits. However, the Policy owner may voluntarily repay a portion of Debt to avoid lapse. The owner may also combine premium payments with Debt repayments. (See "Federal Tax Matters.")

     The death benefit payable during the grace period will be the Death Benefit in effect immediately prior to the grace period, less any Debt and any unpaid monthly deductions.

     REINSTATEMENT. If a Policy lapses because of insufficient Net Surrender Value to cover the monthly deductions, and it has not been surrendered for its Net Surrender Value, it may be reinstated at any time within three years after the date of lapse. Tax consequences may affect the decision to reinstate. Reinstatement is subject to:

        - receipt of evidence of insurability satisfactory to us;

        - payment of a minimum premium sufficient to cover monthly deductions for the grace period and to keep the Policy in force three months; and

        - payment or reinstatement of any Debt which existed at the date of termination of coverage.

     The effective date of reinstatement of a Policy is the Monthly Processing Date that coincides with or next follows the date we approve the application for reinstatement. Suicide and incontestability provisions apply from the effective date of reinstatement.

                           POLICY BENEFITS AND RIGHTS

DEATH BENEFITS

     While the Policy is in force (see "Policy Lapse and Reinstatement--Lapse," above), the death benefit is based on the death benefit option, the Specified Amount and the table of death benefit percentages applicable at the time of death. The death benefit proceeds equal the death benefit minus any Debt and minus any monthly deductions due during the grace period.

     A Policy owner selects in the application one of two death benefit options:
Option A or Option B. Subject to certain restrictions, the owner can change the death benefit option selected. So long as the Policy remains in force, the death benefit under either option will never be less than the Specified Amount.

     The Policy owner chooses the Specified Amount on the application. The Specified Amount is stated in the Policy Specifications. The minimum Specified Amount is $100,000.

     OPTION A. Under Option A, the death benefit equals the Specified Amount or, if greater, the Cash Value (determined as of the end of the Valuation Period during which the Insured dies) multiplied by a death benefit percentage. The death benefit percentages vary according to the Insured's age. The death benefit percentage is 250% for an Insured at Age 40 or under, and it declines for older Insureds. In setting the death benefit percentages, we seek to ensure that the Policy will qualify for favorable federal income tax treatment. A table showing the death benefit percentages is in the Appendix A to this Prospectus and in the Policy.

     OPTION B. Under Option B, the death benefit equals the Specified Amount plus the Cash Value (determined as of the end of the Valuation Period during which the Insured dies) or, if greater, the Cash Value multiplied by a death benefit percentage. The specified percentage is the same as that used in connection with Option A. The death benefit under Option B always varies as Cash Value varies.

     EXAMPLES OF OPTIONS A AND B. The following examples demonstrate the determination of death benefits under Options A and B. The examples show three Policies--Policies I, II, and III--with the same Specified Amount, but different Cash Values and assume that the Insured is Age 35 at the time of death and that there is no outstanding Debt.

                                              POLICY I       POLICY II       POLICY III
                                              --------       ---------       ----------
Specified Amount..........................    $100,000       $100,000         $100,000
Cash Value on Date of Death...............    $ 25,000       $ 50,000         $ 75,000
Death Benefit Percentage..................         250%           250%             250%
Death Benefit Under Option A..............    $100,000       $125,000         $187,500
Death Benefit Under Option B..............    $125,000       $150,000         $187,500

     Under Option A, the death benefit for Policy I equals $100,000 since the death benefit is the greater of the Specified Amount ($100,000) or the Cash Value at the date of death times the death benefit percentage ($25,000 X 250% = $62,500). For both Policies II and III under Option A, the Cash Value times the death benefit percentage ($50,000 X 250% = $125,000 for Policy II; $75,000 X 250% = $187,500 for Policy III) is greater than the Specified Amount ($100,000), so the death benefit equals the higher value. Under Option B, the death benefit for Policy I equals $125,000 since the death benefit is the greater of Specified Amount plus Cash Value ($100,000 + $25,000 = $125,000) or the Cash Value times the death benefit percentage ($25,000 X 250% = $62,500). Similarly, in Policy II, Specified Amount plus Cash Value ($100,000 + $50,000 = $150,000) is greater than Cash Value times the death benefit percentage ($50,000 X 250% = $125,000). In Policy III, the Cash Value times the death benefit percentage ($75,000 X 250% = $187,500) is greater than the Specified Amount plus Cash Value ($100,000 + $75,000 = $175,000), so the death benefit equals the higher value.

     All calculations of death benefit are made as of the end of the Valuation Period during which the Insured dies. Death benefit proceeds may be paid to a Beneficiary in a lump sum or under the Policy's settlements options.

     Death Benefits ordinarily are paid within seven days after we receive all required documentation. Payments may be postponed in certain circumstances. (See "General Provisions--Postponement of Payments")

CHANGES IN DEATH BENEFIT OPTION

     After the first Policy Year, a Policy owner may change the death benefit option from Option A to Option B, or from Option B to Option A. Changes in the death benefit option may be made, in writing once per Policy Year. The effective date of the change is the next Monthly Processing Date after we accept the change.

     A change in the death benefit from Option A to Option B reduces the Specified Amount by the amount of the Policy's Cash Value. Therefore, the death benefit payable under Option B at the time of the change equals the amount payable under Option A immediately prior to the change. The change in option affects the determination of the death benefit since the Cash Value will then be added to the new Specified Amount, and the death benefit then varies with the Cash Value. We may require evidence of insurability before we accept a change in the death benefit from Option A to Option B.

     A change in the death benefit from Option B to Option A increases the Specified Amount by the amount of the Policy's Cash Value. Therefore, the death benefit payable under Option A at the time of the change equals the amount payable under Option B immediately prior to the change. However, the change in option affects the determination of the death benefit since the Cash Value is not added to the Specified Amount in determining the death benefit. The death benefit then equals the new Specified Amount (or, if higher, the Cash Value times the applicable specified percentage).

     A change in death benefit option may affect the future monthly cost of insurance charge, which varies with the net amount at risk. Generally, net amount at risk is the amount by which the death benefit exceeds the Cash Value. (See "Charges and Deductions--Cost of Insurance Charge.") If the death benefit does not equal the Cash Value times a death benefit percentage under either Options A or B, changing from Option B to Option A will generally decrease the future net amount at risk. This would decrease the future cost of insurance charges. Changing from Option A to Option B generally results in a net amount at risk that remains level. Such a change, however, results in an increase in the cost of insurance charges over time, since the cost of insurance rates increase with the Insured's Age.

CHANGES IN SPECIFIED AMOUNT

     After the first Policy Year, a Policy owner may increase or decrease the Specified Amount, subject to our approval. A change in Specified Amount may only be made once per Policy Year. The minimum change in Specified Amount is $25,000. Increases are not allowed after the Insured attains age 80. Increasing the Specified Amount could increase the death benefit. Decreasing the Specified Amount could decrease the death benefit. The amount of change in the death benefit will depend, among other things, upon the selected death benefit option and the degree to which the death benefit exceeds the Specified Amount prior to the change. Changing the Specified Amount could affect the subsequent level of death benefit and Policy values. An increase in Specified Amount may increase the net amount at risk, thereby increasing a Policy owner's cost of insurance charge and the guarantee premium amount. However, an increase in Specified Amount does not extend the guarantee period. Conversely, a decrease in Specified Amount may decrease the net amount at risk, thereby decreasing an owner's cost of insurance charge. A decrease in Specified Amount will not decrease the guarantee premium. Decreases in the death benefit may have tax consequences. (See "Federal Tax Matters.")

     INCREASES. We require additional evidence of insurability for an increase in Specified Amount.

     DECREASES. Any decrease in Specified Amount is first applied to the most recent increases successively, then to the original Specified Amount. A decrease is not permitted if the Specified Amount would fall below the lesser of the initial Specified Amount or $100,000. If after a decrease in the Specified Amount, total premiums paid exceed the tax law's premium limitations, we will refund the amount exceeding the premium limitations. Some or all of the amount refunded may be subject to tax. (See "Federal Tax Matters.")

     We reserve the right to deny a requested decrease in Specified Amount. The reasons for denial may include:

          - our determination that the decrease would cause the Policy to fail the tax guideline premium limitations, resulting in the Policy's termination or

          - our determination that the decrease would cause the Policy to fail the tax guideline premium limitations because the payments from Cash Value required to effect the decrease exceed Net Surrender Value.

     Requests for change in Specified Amount must be made in writing. The requested change becomes effective on the Monthly Processing Date on or next following our acceptance of the request. If the Policy owner is not the Insured, we require the Insured's consent.

BENEFITS AT MATURITY

     If the Insured is alive on the Policy Date anniversary nearest the Insured's 100th birthday, we pay the Policy owner the Surrender Value of the Policy. On the Maturity Date, the Policy terminates and we have no further obligations under the Policy unless the Policy owner has purchased an Extended Maturity Option Rider.

CASH VALUE

     Cash Value reflects

          - the investment experience of the selected Subaccounts

          - the frequency and amount of premiums paid

          - transfers between Subaccounts

          - withdrawals

          - any Fixed Account or Loan Account values

          - Policy charges

A Policy owner may make partial withdrawals of Cash Value or surrender the Policy and receive the Policy's Net Surrender Value. (See "Surrender Privilege.") The Cash Value is not guaranteed.

     CALCULATION OF CASH VALUE. Cash Value is the total of

          - Separate Account Value

          - Fixed Account value

          - Loan Account value

     Cash Value is determined on each Valuation Date. It is first calculated on the Policy Date. On that date, the Cash Value equals the initial premium, minus the monthly deductions for the first Policy Month. (See "Charges and Deductions.")

     On any Valuation Date, Separate Account Value in any Subaccount equals:

          (1) Separate Account Value in the Subaccount at the end of the preceding Valuation Period times the Investment Experience Factor (defined below) for the current Valuation Period; plus

          (2) Any net premiums received and allocated to the Subaccount during the current Valuation Period; plus

          (3) Any amounts transferred to the Subaccount during the current Valuation Period (from a Subaccount, the Fixed Account or the Loan Account for Policy loan repayment (see "Policy Benefits and Rights--Policy Loans,")); minus

          (4) The pro rata portion of the monthly cost of insurance charge, administrative charge, and any other charges assessed to the Subaccount (See "Charges and Deductions--Cost of Insurance Charge"); minus

          (5) Any amounts transferred from the Subaccount during the current Valuation Period; minus

          (6) Any amounts withdrawn from the Subaccount during the current Valuation Period; minus

          (7) Any amounts loaned from the Subaccount during the current Valuation Period.

     There will also be Cash Value in the Loan Account if there is a Policy loan outstanding. The Loan Account is credited with amounts transferred from Subaccounts for Policy loans. The Loan Account balance accrues daily interest at an effective annual rate of 3.00%. (See "Policy Benefits and Rights--Policy Loans.")

     The Cash Value in the Fixed Account is credited with interest at our declared annual rate. The annual rate will never be less than 3%.

     ACCUMULATION UNIT VALUE. Each Subaccount has its own Accumulation Unit Value. When net premiums or other amounts are allocated to a Subaccount, units are purchased based on the Subaccount's Accumulation Unit Value at the end of the Valuation Period during which the allocation is made. When amounts are transferred out of, or deducted from, a Subaccount, units are redeemed in a similar manner.

     For each Subaccount, Accumulation Unit Value was initially set at the same unit value as the net asset value of a share of the underlying Fund. The Accumulation Unit Value for each subsequent Valuation Period is the Investment Experience Factor for that Valuation Period times the Accumulation Unit Value for the preceding Valuation Period. Each Valuation Period has a single Accumulation Unit Value which applies for each day in the period. The number of Accumulation Units will not change due to investment experience. The Investment Experience Factor may be greater or less than one; therefore, the Accumulation Unit Value may increase or decrease.

     INVESTMENT EXPERIENCE FACTOR. The investment experience of the Separate Account is calculated by applying the Investment Experience Factor to the Separate Account Value in each Subaccount during a Valuation Period. Each Subaccount has its own Investment Experience Factor. The Investment Experience Factor of a Subaccount for any Valuation Period is determined by dividing (1) by
(2) and subtracting (3) from the result, where:

     (1) is the net result of:

         a. The net asset value per share of the investment held in the Subaccount determined at the end of the current Valuation Period; plus

         b. the per share amount of any dividend or capital gain distributions made by the investments held in the Subaccount, if the "ex-dividend" date occurs during the current Valuation Period; plus or minus

         c. a charge or credit for any taxes reserved for the current Valuation Period which we determine have resulted from the investment operations of the Subaccount;

     (2) is the net asset value per share of the investment held in the Subaccount determined at the end of the preceding Valuation Period;

     (3) is the factor representing the Mortality and Expense Risk Charge. (See "Charges and Deductions--Mortality and Expense Risk Charge.")

POLICY LOANS

     After the first Policy Year, the Policy owner may borrow all or part of the Policy's maximum loan amount. The maximum loan amount is 90% of Surrender Value. The amount of any new loan may not exceed the maximum loan amount less Debt on the date a loan is granted. Loan interest is charged at an effective annual rate of 4.5%.

     PREFERRED LOANS. The Policy owner may borrow an amount up to the earnings in the Policy subject to any previous indebtedness. Interest on a preferred loan is charged at an effective annual rate of 3%.

     The minimum amount of any loan is $500. The loan ordinarily is paid within seven days after we receive a written loan request, although payments may be postponed under certain circumstances. (See "Postponement of Payments," and "Federal Tax Matters.")

     On the date a loan is made, the loan amount is transferred from the Separate Account and Fixed Account to the Loan Account. Unless the Policy owner directs otherwise, the loan amount is deducted from the Subaccounts and the Fixed Account in proportion to the values that each bears to the total of Separate Account Value and Fixed Account value at the end of the Valuation Period during which the request is received.

     Interest not paid when due is added to the loan amount. Unpaid interest is due upon the earlier of the next Policy Date anniversary or when coverage ceases. The same interest rates apply to unpaid interest. When interest is added to the loan amount, we transfer an equal amount from the Separate Account and the Fixed Account to the Loan Account.

     Cash Value in the Loan Account earns 3.00% annual interest. Such interest is allocated to the Loan Account.

     LOAN REPAYMENT. All or any portion of a loan may be repaid at any time. A Policy owner must specify that the purpose of a payment is loan repayment; otherwise a payment is treated as premium. At the time of repayment, the Loan Account is reduced by the repayment amount, adjusted for the difference between interest charged and interest earned. The net repayment amount is allocated to the Subaccounts and the Fixed Account, according to the Policy owner's current allocation instructions, at the end of the Valuation Period during which the repayment is received. These transfers are not limited by the 15 day transfer restriction.

     EFFECTS OF POLICY LOAN. Policy loans decrease the Net Surrender Value and, therefore, the amount available to pay Policy charges. If the Net Surrender Value on the day preceding a Monthly Processing Date is less than the next monthly deductions we will notify the Policy owner. (See "General Provisions--Written Notices and Requests.") The Policy will lapse and terminate without value, unless we receive a sufficient payment within 61 days of the date notice is sent. (See "The Policy--Policy Lapse and Reinstatement.")

     EFFECT ON INVESTMENT EXPERIENCE. A Policy Loan affects Cash Value. The collateral for the outstanding loan (the amount held in the Loan Account) does not participate in the experience of the Subaccounts or earn current interest in the Fixed Account. If the interest credited to the Loan Account is more than the amount that would have been earned in the Subaccounts or the Fixed Account, the Cash Value will, and the Death Benefit may, be higher as a result of the loan. Conversely, if the amount credited to the Loan Account is less than would have been earned in the Subaccounts or the Fixed Account, the Cash Value, as well as the Death Benefit, may be less.

     TAX TREATMENT. If the Policy is a modified endowment contract, a loan is treated as a distribution and is includible in income to the extent that Cash Value exceeds premiums paid. Therefore, a loan may result in federal income tax and a 10% tax penalty may also apply. (See "Federal Tax Matters.")

SURRENDER PRIVILEGE

     If the Insured is alive, the Policy owner may surrender the Policy for its Surrender Value. To surrender the Policy, the owner must return the Policy to us, along with a written request. The Net Surrender Value equals Surrender Value, minus any Debt. The Surrender Value equals the Cash Value minus any applicable surrender charge. (See "Surrender Charge," below.)

     PARTIAL WITHDRAWALS. After the first Policy Year, a Policy owner may withdraw a portion of Surrender Value. The minimum amount of each withdrawal is $500. The maximum withdrawal is limited to 10% of Net Surrender Value per year during the surrender charge period. We reserve the right to impose a charge of $25 for each partial withdrawal. This charge reimburses us for the administrative expense related to the withdrawal. This charge is deducted after the partial withdrawal amount is determined. (See "Charges and Deductions.") A withdrawal decreases Cash Value by the amount of the withdrawal and, if Death Benefit Option A is in effect, reduces Specified Amount by the amount of the withdrawal.

FREE-LOOK PERIOD AND EXCHANGE RIGHTS

     During the Free-Look Period, the Policy owner may examine the Policy and return it for a refund. The time period depends on where the Policy is issued; however, it will be at least 10 days from the date the Policy is received by the owner, or, 45 days after the owner completes the application for insurance, whichever is later. The amount of the refund is the sum of Cash Value in the Kemper Money Market Subaccount plus the total amount of monthly deductions and deductions from Premium. An owner seeking a refund should return the Policy to us or to the agent who sold the Policy.

     At any time during the first two years after the Issue Date, the Policy owner may exchange the Policy for a non-variable permanent fixed benefit life insurance policy then currently offered by KILICO or an affiliate. Evidence of insurability is not required. The amount of the new policy may be, at the election of the owner, either the initial Death Benefit or the same net amount at risk as the Policy on the exchange date. All Debt must be repaid and the Policy must be surrendered before the exchange is made. The new policy will have the same Policy Date and issue age as the exchanged Policy.

                             CHARGES AND DEDUCTIONS

DEDUCTIONS FROM PREMIUMS

     We deduct a sales load of 2.5% from each premium before the net premium is allocated. Additionally, we deduct a state and local premium tax charge of 2.5% from each premium payment before net premium is allocated. This charge reimburses us for paying state premium taxes. We expect to pay an average state premium tax rate of approximately 2.5%, but the actual premium tax attributable to a Policy may be more or less. In addition, a charge for federal taxes, equal to 1% of each premium payment, is deducted to compensate us for higher corporate income taxes under the Internal Revenue Code.

COST OF INSURANCE CHARGE

     We deduct a cost of insurance charge monthly from the Subaccounts and the Fixed Account. This charge covers our anticipated mortality costs. The cost of insurance charge is deducted monthly in advance and is allocated pro rata among the Subaccounts and the Fixed Account.

     We deduct the cost of insurance by cancelling units under the Subaccounts and withdrawing amounts from the Fixed Account on the Policy Date and on each Monthly Processing Date thereafter. If the Monthly Processing Date falls on a day other than a Valuation Date, the charge is determined on the next Valuation Date. The cost of insurance charge is determined by multiplying the monthly cost of insurance rate (see below) by the "net amount at risk" for each Policy month. The net amount at risk equals the Death Benefit minus the Cash Value on the Monthly Processing Date.

     COST OF INSURANCE RATE. The monthly cost of insurance rates are based on the issue age, sex, rate class of the Insured and Policy Year. We determine the monthly cost of insurance rates based on our expectations as to future mortality experience. Any change in the schedule of rates applies to all individuals of the same class as the Insured. The cost of insurance rate may never exceed those shown in the table of guaranteed maximum cost of insurance rates in the Policy. The guaranteed maximum cost of insurance rates are based on the 1980 Commissioner's Standard Ordinary Smoker and Non-Smoker Mortality Tables, Age Nearest Birthday, published by the National Association of Insurance Commissioners.

     RATE CLASS. The rate class of an Insured will affect the cost of insurance rate. We currently place Insureds in preferred rate classes and rate classes involving a higher mortality risk. The cost of insurance rates for rate classes involving a higher mortality risk are multiples of the preferred rates. (See "Charges and Deductions--Cost of Insurance Rate," above.)

MORTALITY AND EXPENSE RISK CHARGE

     We deduct a daily charge, at a current annual rate of .60% for the first ten Policy Years, .40% for Policy Years eleven through twenty, and .20% for Policy Years twenty-one and thereafter, from the Subaccounts for mortality and expense risks we assume. We guarantee an annual rate of .60% for all Policy Years.

     The mortality and expense risk we assume is that our estimates of longevity and of the expenses incurred over the life of the Policy will not be correct.

MONTHLY ADMINISTRATIVE CHARGE

     We deduct a monthly administrative expense charge to reimburse us for certain expenses related to maintenance of the Policies, accounting and record keeping and periodic reporting to Policy owners. This charge is designed only to reimburse us for actual administrative expenses. For the first Policy Year, this charge is $10 per month. In Policy Years two and thereafter it is anticipated that the charge will be $6 per month, but in no case will it be greater than $7.50 per month.

OTHER CHARGES

     SURRENDER CHARGE. We deduct a surrender charge from the Cash Value if the Policy is surrendered or Cash Value is applied under a settlement option during the first ten Policy Years. A surrender charge is also assessed during the first ten Policy Years following an increase in Specified Amount.

     1. The amount of the surrender charge for the initial Specified Amount will be the product of a. times b. times c. where:

        a.    is the initial Specified Amount (in 1,000s);

        b.    is the surrender target premium rate as shown in Appendix B; and

        c. is the surrender charge percentage for the applicable Policy Year as shown below.

     During the ten Policy Years following an increase in Specified Amount, an additional surrender charge applies. The additional charge is calculated as described below based on the amount of increase, years commencing on the date of the increase and surrender target premium associated with the increase.

     2. The amount of the surrender charge for each increase in the Specified Amount will be the product of a. times b. times c. where;

        a. is the amount of increase in Specified Amount for the base plan (in 1,000s);

        b.    is the surrender target premium rate as shown in Appendix B; and

        c. is the surrender charge percentage for the applicable Policy Year as shown below.

     The surrender charge is the sum of the amounts in 1. and 2. above. The surrender charge will not be reduced by any decrease in Specified Amount.

     The applicable surrender target premium rate depends on the Insured's age at issue, sex, tobacco status, and underwriting rate class. See Appendix B.

SURRENDER CHARGE PERCENTAGES:

Policy Year    Percentages
-----------    -----------
  1-5           100%
   6             80%
   7             60%
   8             45%
   9             30%
  10             15%
  11+            0%

     WITHDRAWAL CHARGE. We may impose a charge of $25 for each partial withdrawal. This charge reimburses us for the administrative expenses related to the withdrawal.

     TRANSFER CHARGE. Currently, no charges are made for transfers. However, we reserve the right to charge up to $25 for each transfer. The transfer charge reimburses us for the administrative expenses related to the transfer.

     TAXES. Currently, no charges are made against the Separate Account for federal, state or other taxes attributable to the Separate Account. We may, however, in the future impose charges for income taxes or other taxes attributable to the Separate Account or the Policy. (See "Federal Tax Matters.")

     CHARGES AGAINST THE FUNDS. Under investment advisory agreements with each Fund, the investment manager and/or adviser provides investment advisory and/or management services for the portfolios. The Funds are responsible for advisory fees and various other expenses, including 12b-1 distribution fees. Investment advisory fees and expenses differ with respect to each of the portfolios of the Funds. (See "The Funds.")

     For additional information about the fees and expenses of the Funds, see "The Funds", page 8, and the prospectuses for the Funds.

     The Fund(s) may pay 12b-1 service fees to us or our affiliates for support or distribution services relating to Fund shares. We may receive compensation from the investment advisers for administrative services related to the Funds. This compensation will be consistent with the services rendered or the cost savings resulting from the arrangement. For more information concerning investment advisory fees and other charges against the portfolios, see the Funds' prospectuses accompanying this Prospectus and Statements of Additional Information available from us upon request.

     SYSTEMATIC WITHDRAWAL PLAN. An initial charge of $50 is imposed to enter into a Systematic Withdrawal Plan. In addition, a $25 charge is imposed each time a change is made to the plan. These charges reimburse us for administrative expenses of this plan. (See "Systematic Withdrawal Plan.")

     REDUCTION OF CHARGES. We may reduce certain charges and credit additional amounts in special circumstances that result in lower sales, administrative, or mortality expenses. For example, special circumstances may exist in connection with group or sponsored arrangements, sales to our existing policyowners, sales to employees or clients of members of the ZFS group of companies, or employees and registered representatives (and their families) of broker-dealers (or their affiliated financial institutions) that have entered into selling group agreements with Investors Brokerage Services, Inc., the distributor of the Policies. The amounts of any reductions will reflect the reduced sales effort and administrative costs resulting from, or the different mortality experience expected as a result of, the special circumstances. Reductions will not unfairly discriminate against any person, including the affected Policy owners and owners of all other policies funded by the Separate Account.

                               GENERAL PROVISIONS

SETTLEMENT OPTIONS

     The Policy owner, or Beneficiary at the death of the Insured if no election by the owner is in effect, may elect to have the Death Benefit or Surrender Value paid in a lump sum or have the amount applied to one of the Settlement Options. Payments under these options will not be affected by the investment experience of the Separate Account after proceeds are applied under a Settlement Option. The payee elects monthly, quarterly, semi-annual or annual payments. The option selected must result in a payment that at least equals our required minimum in effect when the option is chosen. If at any time the payments are less than the minimum, we may increase the period between payments to quarterly, semi-annual or annual or make the payment in one lump sum.

     Benefit payments are based on Net Surrender Value calculated on the day preceding the date the first benefit payment is due. The payment will be based on the Settlement Option elected in accordance with the appropriate settlement option table.

     OPTION 1--FIXED INSTALLMENT ANNUITY. We pay income for the period and payment mode elected. The period elected must at least 5 years, but not more than 30 years.

     OPTION 2--LIFE ANNUITY. We pay monthly income to the payee during the payee's lifetime. If this Option is elected, annuity payments terminate automatically and immediately on the death of the payee without regard to the number or total amount of payments made. Thus, it is possible for an individual to receive only one payment if death occurred prior to the date the second payment was due.

     OPTION 3--LIFE ANNUITY WITH INSTALLMENTS GUARANTEED. We pay monthly income for the guaranteed period elected and thereafter for the remaining lifetime of the payee. The available guaranteed periods are 5, 10, 15 or 20 years.

     OPTION 4--JOINT AND SURVIVOR ANNUITY. We pay the full monthly income while both payees are living. Upon the death of either payee, the income continues during the lifetime of the surviving payee. The surviving payee's income is based on the percentage designated (50%, 66 2/3%, 75% or 100%) at election time. Payments terminate automatically and immediately upon the death of the surviving payee without regard to the number or total amount of payments received.

     We must consent to any other payment methods.

     The guaranteed monthly payments are based on an interest rate of 2.50% per year and, where mortality is involved, the "1983 Table a" individual mortality table developed by the Society of Actuaries, with a 5 year setback.

POSTPONEMENT OF PAYMENTS

     GENERAL. Payment of any amount due upon: (a) Policy termination at the Maturity Date, (b) surrender of the Policy, (c) payment of any Policy loan, or
(d) death of the Insured, may be postponed whenever:

          (1) The New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Commission;

          (2) The Commission by order permits postponement for the protection of owners; or

          (3) An emergency exists, as determined by the Commission, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the net assets of the Separate Account.

     Transfers may also be postponed under these circumstances.

     PAYMENT NOT HONORED BY BANK. The portion of any payment due under the Policy which is derived from any amount paid to us by check or draft may be postponed until such time as we determine that such instrument has been honored by the bank upon which it was drawn.

THE CONTRACT

     The Policy, any endorsements, and the application constitute the entire contract between us and the Policy owner. All statements made by the Insured or contained in the application will, in the absence of fraud or misrepresentation, be deemed representations and not warranties.

     Only the President, the Secretary, or an Assistant Secretary of KILICO is authorized to change or waive the terms of a Policy. Any change or waiver must be in writing and signed by one of those persons.

MISSTATEMENT OF AGE OR SEX

     If the age or sex of the Insured is misstated, the Death Benefit will be adjusted to reflect the correct sex and age.

INCONTESTABILITY

     We may contest the validity of a Policy if any material misrepresentations are made in the application. However, a Policy will be incontestable after it has been in force during the lifetime of the Insured for two years from the Issue Date. A new two year contestability period will apply to increases in insurance and to reinstatements, beginning with the effective date of the increase or reinstatement.

SUICIDE

     Suicide by the Insured, while sane or insane, within two years from the Issue Date (or within two years following an increase in Specified Amount) is a risk not assumed under the Policy. Our liability for such suicide is limited to the premiums paid less any withdrawals and Debt. When the laws of the state in which a Policy is delivered require less than a two year period, the period or amount paid will be as stated in such laws.

ASSIGNMENT

     No Policy assignment is binding on us until we receive it. We assume no responsibility for the validity of the assignment. Any claim under an assignment is subject to proof of the extent of the assignee's interest. If the Policy is assigned, the rights of the Policy owner and Beneficiary are subject to the rights of the assignee of record.

NONPARTICIPATING

     The Policy does not pay dividends. It does not participate in any of KILICO's surplus or earnings.

OWNER AND BENEFICIARY

     The Policy owner may designate a new owner while the Insured is alive.

     The Policy owner designates primary and secondary Beneficiaries in the application. We rely upon the latest filed change of beneficiary. If the Insured dies, and no designated Beneficiary is alive at that time, we will pay the Insured's estate. The interest of any Beneficiary may be subject to that of an assignee.

     In order to change the Policy owner or a designated Beneficiary, the owner must sign our form. The change is effective when the owner signs the form, but we are not liable for payments made or actions taken before we receive the signed form.

RECORDS AND REPORTS

     We keep the Separate Account records. We send Policy owners, at their last known address of record, an annual report showing:

        - Death Benefit                          - partial withdrawals
        - Accumulation Unit Value                - transfers
        - Cash Value                             - Policy loans and repayments
        - Surrender Value                        - Policy charges
        - additional premium payments

     Confirmations and acknowledgments of various transactions are also sent to Policy owners. We also send annual and semi-annual Fund reports.

WRITTEN NOTICES AND REQUESTS

     Send written notices or requests to our home office: Kemper Investors Life Insurance Company, Customer Service, 1 Kemper Drive, Long Grove, Illinois 60049. Please include the Policy number and the Insured's full name. We send notices to a Policy owner's address shown in the application unless an address change is filed with us.

OPTIONAL INSURANCE BENEFITS

     The following optional insurance benefits are available by rider at the time of application:

          - waiver of premium due to Insured's total disability

          - term insurance on the Insured's dependent children

          - acceleration of a portion of the death benefit due to Insured's terminal illness

          - other insured rider

          - extended maturity rider

     The cost of these benefits is added to the monthly deduction. These benefits and restrictions are described in the Rider. We provide samples of these provisions upon written request.

                             DOLLAR COST AVERAGING

     Under our Dollar Cost Averaging program, Cash Value in the Fixed Account, the Kemper Money Market Subaccount or the Kemper Government Securities Subaccount ("DCA Subaccount") is automatically transferred monthly to other Subaccounts and the Fixed Account. A Policy owner may enroll any time by completing our Dollar Cost Averaging form. Transfers are made on the tenth day of the month, or the next business day if the tenth falls on a weekend. We must receive the enrollment form at least five business days before the transfer date.

     Transfers commence on the first transfer date following the Trade Date. The minimum transfer amount is $100 per Subaccount or Fixed Account. In order to enroll, Cash Value in the DCA Subaccount must be at least $10,000. Dollar Cost Averaging automatically ends if Cash Value in the DCA Subaccount is less than the amount designated to be transferred. Cash Value remaining in the DCA Subaccount will be transferred.

     Dollar Cost Averaging ends if:

          - the number of designated monthly transfers has been completed

          - Cash Value attributable to the DCA Subaccount is insufficient to complete the next transfer

          - we receive the Policy owner's written termination at least five business days before the next transfer date

          - the Policy is surrendered.

     There is currently no charge to participate in the Dollar Cost Averaging program. We will give 30 days notice if we amend the Dollar Cost Averaging program. We may terminate the program at any time.

     A Policy owner may change Dollar Cost Averaging instructions by completing our enrollment form. We must receive the enrollment form at least 5 business days (10 business days for Fixed Account transfers), before the next transfer date.

     To participate in Dollar Cost Averaging, a Policy owner may have Cash Value in the Fixed Account and no more than eight non-DCA Subaccounts.

                           SYSTEMATIC WITHDRAWAL PLAN

     We offer a Systematic Withdrawal Plan ("SWP") allowing Policy owners to preauthorize periodic withdrawals after the first Policy Year. Policy owners instruct us to withdraw selected amounts from the Fixed Account, or up to 2 Subaccounts, on a monthly, quarterly, semi-annual or annual basis. The Policy owner's periodic payment must be at least $500. These periodic payments are partial withdrawals and are subject to surrender charges. (See "Policy Benefits and Rights--Surrender Privileges," page 14.) The $25 withdrawal charge does not apply. However, we charge $50 to establish an SWP and a $25 charge each time a change is made. These charges reimburse us for SWP administrative expenses. Periodic payments may be subject to income taxes, withholding and tax penalties. (See "Federal Tax Matters.") An SWP application and additional information may be obtained from the Policy owner's representative or us. We will give 30 days notice if we amend the SWP. The SWP may be terminated at any time by the Policy owner or us.

                            DISTRIBUTION OF POLICIES

     Investors Brokerage Services, Inc. ("IBS") serves as distributor of the Policies. IBS is located at 1 Kemper Drive, Long Grove, Illinois 60010. IBS is our wholly-owned subsidiary. It is registered as a broker-dealer under the

Securities Exchange Act of 1934 (the "1934 Act"), and is a member of the National Association of Securities Dealers, Inc. ("NASD").

     The Policy is sold by licensed insurance representatives who represent us and who are registered representatives of broker-dealers that are registered under the Securities Exchange Act of 1934 and are members of the NASD.

     The maximum sales commission payable to registered representatives is approximately 70% of premiums up to the commission target premium and 2.5% of excess premium in the first year and 2.5% of total premium in renewal years two through ten. Beginning in the second Policy Year, a service fee on assets which have been maintained and serviced may also be paid. In addition, certain overrides and production and managerial bonuses may be paid. These additional amounts may constitute a substantial portion of total commissions and fees paid. Firms to which service fees and commissions may be paid include affiliated broker-dealers. In addition to the commissions described above, we may pay additional promotional incentives, in the form of cash or other compensation, to licensed broker-dealers that sell the Policy. These incentives may be offered to certain broker-dealers that sell or are expected to sell certain minimums during specified periods.

     The distribution agreement with IBS provides for indemnification of IBS by KILICO and the Separate Account for liability arising out of allegedly untrue statements in, or omissions of material fact from, the prospectus or the Registration Statement. IBS agrees to indemnify KILICO and the Separate Account against claims arising from the conduct of IBS or unaffiliated broker-dealers that sell Policies.

                              FEDERAL TAX MATTERS

INTRODUCTION

     This discussion of the federal income tax treatment of the Policy is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The federal income tax treatment of the Policy is unclear in certain circumstances, and a qualified tax adviser should always be consulted with regard to the application of law to individual circumstances. This discussion is based on the Internal Revenue Code of 1986, as amended ("Code"), Treasury Department regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.

     This discussion does not address state or local tax consequences associated with owning the Policy. IN ADDITION, WE MAKE NO GUARANTEE REGARDING ANY TAX TREATMENT -- FEDERAL, STATE OR LOCAL -- OF ANY POLICY OR OF ANY TRANSACTION INVOLVING A POLICY.

OUR TAX STATUS

     We are taxed as a life insurance company and the operations of the Separate Account are treated as part of our total operations. The operations of the Separate Account do not materially affect our federal income tax liability because we are allowed a deduction to the extent that net investment income of the Separate Account is applied to increase Cash Value. We may incur state and local taxes attributable to the Separate Account. At present, these taxes are not significant. Accordingly, we do not charge or credit the Separate Account for federal, state or local taxes. However, our federal income taxes are increased because of the federal tax law's treatment of deferred acquisition costs. Accordingly, we charge 1% of each premium payment to compensate us for our higher corporate income tax liability.

     If there is a material change in law, charges or credits may be made to the Separate Account for taxes or reserves for taxes. These charges or credits are determined independently of the taxes we actually pay.

TAXATION OF LIFE INSURANCE POLICIES

     TAX STATUS OF THE POLICY. The Code establishes a definition of life insurance which, in part, places limitations on the amount of premiums that may be paid and the Cash Value that can accumulate relative to the Death Benefit. We believe the Policy meets this definition. We reserve the right to refund premiums, increase the Death Benefit (which may result in higher Policy charges), or take any other action we deem necessary to ensure the Policy's compliance with the tax definition of life insurance. The Death Benefit is generally excludable from the Beneficiary's gross income. Interest and other income credited are not taxable unless certain withdrawals are made (or are deemed to be made) from the Policy prior to the Insured's death, as discussed below. This tax treatment will only apply, however, if (1) the investments of the Separate Account are "adequately diversified", and (2) we, rather than the Policy owner, are considered the owner of the assets of the Separate Account.

     DIVERSIFICATION REQUIREMENTS. The Code prescribes the manner in which the Separate Account must be "adequately diversified." If the Separate Account fails to comply with these diversification standards, the Policy will not be treated as a life insurance contract, and the Policy owner is taxable on the income on the contract (as defined in the tax law). We expect that the Separate Account, through the Funds, will comply with the prescribed diversification requirements.

     OWNERSHIP TREATMENT. In certain circumstances, variable life insurance contract owners may be considered the owners of the assets of the Separate Account. Income and gains from the Separate Account would then be includible in the Policy owners' gross income. The IRS has stated that a variable contract owner will be considered the owner of the assets of a separate account if the owner possesses the ability to exercise investment control. As of the date of this Prospectus, no investor control guidance is available.

     We reserve the right to modify the Policy as necessary to attempt to prevent Policy owners from being considered the owners of the assets of the Separate Account. However, there is no assurance that such efforts would be successful.

     The following discussion assumes that the Policy will be treated as a life insurance contract for tax purposes.

     TAX TREATMENT OF LIFE INSURANCE DEATH BENEFIT PROCEEDS. In general, the Death Benefit is excludable from gross income under the Code. Certain transfers of the Policy, however, may result in a portion of the Death Benefit being taxable. If the Death Benefit is paid under a Settlement Option, generally payments will be prorated between the non-taxable Death Benefit and taxable interest.

     TAX DEFERRAL DURING ACCUMULATION PERIOD. Any increase in Cash Value is generally not taxable to the Policy owner unless amounts are received (or are deemed to be received) from the Policy before the Insured's death. If the Policy is surrendered, the excess of Cash Value over the "investment in the contract" is includible in the owner's ordinary income. The "investment in the contract" generally is premium payments minus non-taxable distributions. Distributions may be taxable to the owner if the Policy is considered a "modified endowment contract" ("MEC").

POLICIES WHICH ARE NOT MECS

     TAX TREATMENT OF WITHDRAWALS GENERALLY. If the Policy is not a MEC, the amount of any withdrawal generally will be treated first as a non-taxable recovery of premiums and then as taxable income. Thus, a withdrawal from a non-MEC Policy generally is not taxable income unless the total withdrawals exceed the investment in the contract.

     DISTRIBUTIONS REQUIRED IN THE FIRST 15 POLICY YEARS. The Code limits the amount of premium that may be paid and Cash Value that can accumulate relative to the Death Benefit. Where cash distributions are required in connection with a reduction in benefits during the first 15 years after the Policy is issued (or if withdrawals are made in anticipation of a reduction in benefits during this period), some or all of such amounts may be taxable. A reduction in benefits may result from a decrease in Specified Amount, a change from an Option B Death Benefit to an Option A Death Benefit, if withdrawals are made, and in certain other instances.

     TAX TREATMENT OF LOANS. If a Policy is not a MEC, a loan generally is treated as indebtedness of the Policy owner. As a result, the loan is not taxable income to the owner if the Policy remains in force. However, when the interest rate credited to the Loan Account is the same as the interest rate charged for the loan, some or all of the loan proceeds may be includible in income. If a Policy lapses when a loan is outstanding, the amount of the loan outstanding will be treated as a surrender in determining whether any amounts are includible in the Policy owner's income.

     Interest on an individual's Policy loans and interest on any loans of a Policy owner that is a business entity are subject to possible disallowance under complex rules. Consult a tax adviser on these issues.

POLICIES WHICH ARE MECS

     CHARACTERIZATION OF A POLICY AS A MEC. A Policy is a MEC if (1) the Policy is received in exchange for a life insurance contract that was a MEC, or (2) the Policy is issued after June 21, 1988 and premiums are paid more rapidly than permitted under the "7-Pay Test." A Policy fails this test (and thus is a MEC) if the accumulated amount paid during the 1st 7 Policy Years exceeds the cumulative sum of the net level premiums which would have been paid to that time if the Policy provided for paid-up future benefits after the payment of 7 level annual premiums. Under the Code, a material change of the Policy generally results in a reapplication of the 7-Pay Test. In addition, any reduction in benefits during the 7-Pay period will affect the application of this test.

     We monitor the Policies and attempt to notify Policy owners on a timely basis if a Policy is in jeopardy of becoming a MEC. The owner may then request that we take available steps to avoid treating the Policy as a MEC.

     TAX TREATMENT OF WITHDRAWALS, LOANS, ASSIGNMENTS AND PLEDGES UNDER MECS. If the Policy is a MEC, withdrawals are treated first as withdrawals of income and then as a recovery of premiums. Thus, withdrawals are includible in income if Cash Value exceeds the investment in the contract. A Policy loan is treated as a withdrawal for tax purposes.

     If the Policy owner assigns or pledges Cash Value under a MEC (or agrees to assign or pledge any portion), such portion is a withdrawal for tax purposes. The investment in the contract is increased by the amount includible in income with respect to any assignment, pledge, or loan, though it is not affected by any other aspect of the assignment, pledge, or loan (including its release or repayment). Before assigning, pledging, or requesting a loan under a MEC, a Policy owner should consult a qualified tax adviser.

     PENALTY TAX. Generally, proceeds of a surrender or a withdrawal (or the amount of any deemed withdrawal) from a MEC are subject to a penalty tax of 10% of the portion of the proceeds that is includible in income, unless the surrender or withdrawal is made (1) after the owner attains age 59 1/2, (2) because the owner has become disabled (as defined in the Code), or (3) as substantially equal periodic payments over the life or life expectancy of the owner (or the joint lives or life expectancies of the owner and his or her beneficiary).

     AGGREGATION OF POLICIES. All life insurance contracts which are treated as MECs and which are purchased by the same person from us or our affiliates within the same calendar year are aggregated and treated as one contract in determining the tax on withdrawals (including deemed withdrawals). The effects of aggregation are not clear; however, it could affect the taxable amount of a withdrawal (or a deemed withdrawal) and could subject the withdrawal to the 10% penalty tax.

     OTHER CONSIDERATIONS. Changing the Policy owner, exchanging the Policy, changing from one Death Benefit option to another, and other Policy changes may have tax consequences depending on the circumstances of the change. Federal estate and state and local estate taxes, or inheritance taxes and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Policy owner or Beneficiary.

FEDERAL INCOME TAX WITHHOLDING

     We withhold and send to the federal government a part of the taxable portion of withdrawals unless the Policy owner notifies us in writing at the time of withdrawal that he or she elects no withholding. The Policy owner is always responsible for the payment of any taxes and early distribution penalties that may be due on the amounts received. The Policy owner may also be required to pay penalties under the estimated tax rules, if the owner's withholding and estimated tax payments are insufficient to satisfy the owner's total tax liability.

                              LEGAL CONSIDERATIONS

     On July 6, 1983, the Supreme Court held in ARIZONA GOVERNING COMMITTEE V. NORRIS that certain annuity benefits provided by employers' retirement and fringe benefit programs may not vary between men and women on the basis of sex. The Policy contains cost of insurance rates that distinguish between men and women. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of federal, state and local laws, including Title VII of the Civil Rights Act, the Equal Pay Act, and NORRIS and subsequent cases on any employment-related insurance or fringe benefit program before purchasing the Policy.

                  SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS

     We hold the assets of the Separate Account. We keep these assets segregated and apart from our general funds. We maintain records of all purchases and redemptions of the shares of each portfolio of the Funds by each of the Subaccounts.

                                VOTING INTERESTS

     We vote a Fund's shares held in the Separate Account at regular and special shareholder meetings of the Fund in accordance with instructions received from persons having voting interests in the corresponding Subaccounts of the Separate Account. Owners of all Policies participating in each Subaccount are entitled to give us instructions with respect to that Subaccount. An owner's proportionate interest in that Subaccount is measured by units. We determine the number of shares for which a Policy owner may give voting instructions as of the record date for the meeting. Owners will receive proxy material, reports, and other materials relating to the appropriate portfolio of the Funds.

     We vote all Fund shares held in the Separate Account proportionately based on Policy owners' instructions. If changes in law permit, we may vote a Fund's shares in our own right.

     We may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the subclassification or investment objective of the Fund or of one or more of its portfolios or to approve or disapprove an investment advisory contract for a portfolio of the Fund. In addition, we may disregard voting instructions in favor of changes initiated by a Policy owner in the investment policy or the investment adviser of a portfolio of a Fund if we reasonably disapprove of such changes. A proposed change would be disapproved only if the change is contrary to state law or prohibited by state regulatory authorities, or if we determine that the change would have an adverse effect on our General Account in that the proposed investment policy for a portfolio may result in overly speculative or unsound investments. In the event we disregard voting instructions, we will include a summary of that action and the reasons for it in the next annual report to Policy owners.

                           STATE REGULATION OF KILICO

     KILICO, a stock life insurance company organized under the laws of Illinois, is subject to regulation by the Illinois Department of Insurance. We file an annual statement with the Director of Insurance on or before March 1st of each year covering our operations and reporting on our financial condition as of December 31st of the preceding year. Periodically, the Director of Insurance examines the liabilities and reserves of KILICO and the Separate Account and certifies to their adequacy.

     In addition, we are subject to the insurance laws and regulations of the other states where we operate. Generally, the insurance departments of other states apply the laws of Illinois in determining our permissible investments.

                        KILICO'S DIRECTORS AND OFFICERS

     Our directors and principal officers are listed below together with their current positions and their other business experience during the past five years. The address of each officer and director is 1 Kemper Drive, Long Grove, Illinois 60049.

            NAME AND AGE
        POSITION WITH KILICO
          YEAR OF ELECTION                OTHER BUSINESS EXPERIENCE DURING PAST 5 YEARS OR MORE
        --------------------              -----------------------------------------------------
Gale K. Caruso (41)                    President and Chief Executive Officer of Federal Kemper Life
President and Chief Executive Officer  Assurance Company (FKLA), Fidelity Life Association (FLA),
since June 1999. Director since July   Zurich Life Insurance Company of America (ZLICA) and Zurich
1999.                                  Direct, Incorporated (ZD) since June 1999. Director of FKLA,
                                       FLA and ZLICA since July 1999. Chairman, President and Chief
                                       Executive Officer of Scudder Canada Investor Services, Ltd.
                                       from 1995 to June 1999. Managing Director of Scudder Kemper
                                       Investments, Inc. from July 1986 to June 1999.

John B. Scott (55)                     Chairman of the Board of FKLA, FLA, ZLICA and ZD since June
Chairman of the Board since June       1999. Chief Executive Officer, President and Director of
1999. Director since 1992.             FKLA and FLA from 1988 to June 1999. Chief Executive
                                       Officer, President and Director of ZLICA and ZD from March
                                       1996 to June 1999. Chairman of the Board and Director of
                                       Investors Brokerage Services, Inc. (IBS) and Investors
                                       Brokerage Services Insurance Agency, Inc. (IBSIA) since
                                       1993. Chairman of the Board of FKLA and FLA from April 1988 to January 1996. Chairman of the Board of KILICO from
                                       February 1992 to January 1996. Executive Vice President and
                                       Director of Kemper Corporation (Kemper) since January 1994 and March 1996, respectively. Executive Vice President of
                                       Kemper Financial Companies, Inc. from January 1994 to
                                       January 1996 and Director from 1992 to January 1996.

Eliane C. Frye (51)                    Executive Vice President of FKLA and FLA since 1995.
Executive Vice President since 1995.   Executive Vice President of ZLICA and ZD since March 1996.
Director since May 1998.               Director of FLA since December 1997. Director of FKLA and
                                       ZLICA since May 1998. Director of ZD from March 1996 to
                                       March 1997. Director of IBS and IBSIA since 1995. Senior
                                       Vice President of KILICO, FKLA and FLA from 1993 to 1995.
                                       Vice President of FKLA and FLA from 1988 to 1993.

Frederick L. Blackmon (47)             Senior Vice President and Chief Financial Officer of FKLA
Senior Vice President and Chief        since December 1995. Senior Vice President and Chief
Financial Officer since December       Financial Officer of FLA since January 1996. Senior Vice
1995.                                  President and Chief Financial Officer of ZLICA since March
                                       1996. Senior Vice President and Chief Financial Officer of
                                       ZD since March 1996. Director of FLA since May 1998.
                                       Director of ZD from March 1996 to March 1997. Treasurer and
                                       Chief Financial Officer of Kemper since January 1996. Chief
                                       Financial Officer of Alexander Hamilton Life Insurance
                                       Company from April 1989 to November 1995.

Russell M. Bostick (42)                Senior Vice President and Chief Information Officer of FKLA,
Senior Vice President and Chief        FLA, ZLICA and ZD since March 1999. Vice President and Chief
Information Officer since March 1999.  Information Officer of FKLA, FLA, KILICO, ZLICA and ZD from
                                       April 1998 to March 1999. Chief Technology Officer of
                                       Corporate Software and Technology from June 1997 to April
                                       1998. Vice President of CNA Insurance Companies from January
                                       1995 to June 1997. Assistant Vice President of CNA Insurance
                                       Companies from February 1994 to January 1995.

James C. Harkensee (41)                Senior Vice President of FKLA and FLA since January 1996.
Senior Vice President since January    Senior Vice President of ZLICA since 1995. Senior Vice
1996.                                  President of ZD since 1995. Director of ZD from April 1993 to March 1997 and since March 1998. Vice President of ZLICA from 1992 to 1995. Chief Actuary of ZLICA from 1991 to 1994.
                                       Assistant Vice President of ZLICA from 1990 to 1992. Vice
                                       President of ZD from 1994 to 1995.

            NAME AND AGE
        POSITION WITH KILICO
          YEAR OF ELECTION                OTHER BUSINESS EXPERIENCE DURING PAST 5 YEARS OR MORE
        --------------------              -----------------------------------------------------
James E. Hohmann (43)                  Senior Vice President of FKLA since December 1995. Chief
Senior Vice President since December   Actuary of FKLA and KILICO from December 1995 to January
1995. Director since May 1998.         1999. Senior Vice President of FLA since January 1996. Chief
                                       Actuary of FLA from January 1996 to January 1999. Senior
                                       Vice President of ZLICA and ZD since March 1996. Chief
                                       Actuary of ZLICA and ZD from March 1996 to January 1999.
                                       Director of FLA since June 1997. Director of FKLA and ZLICA since May 1998. Director of ZD from March 1996 to March
                                       1997. Managing Principal (Partner) of Tillinghast-Towers
                                       Perrin from January 1991 to December 1995.
                                       Consultant/Principal (Partner) of Tillinghast-Towers Perrin
                                       from November 1986 to January 1991.

Edward K. Loughridge (44)              Senior Vice President and Corporate Development Officer of
Senior Vice President and Corporate    FKLA and FLA since January 1996. Senior Vice President and
Development Officer since January      Corporate Development Officer for ZLICA and ZD since March
1996.                                  1996. Senior Vice President of Human Resources of
                                       Zurich-American Insurance Group from February 1992 to March
                                       1996.

Debra P. Rezabek (43)                  Senior Vice President of FKLA and FLA since March 1996.
Senior Vice President since 1996.      Corporate Secretary of FKLA and FLA since January 1996.
General Counsel since 1992. Corporate  Director of FLA since May 1998. Vice President of KILICO,
Secretary since January 1996.          FKLA and FLA since 1995. General Counsel and Director of
                                       Government Affairs of FKLA and FLA since 1992 and of KILICO since 1993. Senior Vice President, General Counsel and
                                       Corporate Secretary of ZLICA since March 1996. Senior Vice
                                       President, General Counsel and Corporate Secretary of ZD
                                       since March 1996. Director of ZD from March 1996 to March
                                       1997. Secretary of IBS and IBSIA since 1993. Director of IBS and IBSIA from 1993 to 1996. Assistant General Counsel of
                                       FKLA and FLA from 1988 to 1992. General Counsel and
                                       Assistant Secretary of KILICO, FKLA and FLA from 1992 to
                                       1996. Assistant Secretary of Kemper since January 1996.

Edward L. Robbins (59)                 Senior Vice President and Chief Actuary of FKLA, FLA, ZLICA
Senior Vice President and Chief        and ZD since March 1999. Principal of KPMG Peat Marwick LLP
Actuary since March 1999.              from May 1984 to January 1999.

Kenneth M. Sapp (53)                   Senior Vice President of FKLA, FLA and ZLICA since January
Senior Vice President since January    1998. Director of IBS since May 1998. Director of IBSIA
1998.                                  since September 1998. Vice President--Aetna Life Brokerage of Aetna Life & Annuity Company from February 1992 to
                                       January 1998.

George Vlaisavljevich (56)             Senior Vice President of FKLA, FLA and ZLICA since October
Senior Vice President since October    1996. Senior Vice President of ZD since March 1997. Director
1996.                                  of IBS and IBSIA since October 1996. Executive Vice
                                       President of The Copeland Companies from April 1983 to
                                       September 1996.

            NAME AND AGE
        POSITION WITH KILICO
          YEAR OF ELECTION                OTHER BUSINESS EXPERIENCE DURING PAST 5 YEARS OR MORE
        --------------------              -----------------------------------------------------
William H. Bolinder (56)               Chairman of the Board of FKLA, FLA and KILICO from January
Director since January 1996.           1996 to June 1999. Director of FKLA and FLA since January
                                       1996. Chairman of the Board of ZLICA and ZD from March 1995 to June 1999. Director of ZLICA and ZD since March 1995.
                                       Chairman of the Board and Director of Kemper since January
                                       1996. Director of SKI since January 1996. Vice Chairman of
                                       SKI from January 1996 to 1998. Member of the Group Executive
                                       Board of Zurich Financial Services Group since 1998. Member of the Corporate Executive Board of Zurich Insurance Group
                                       from October 1994 to 1998. Chairman of Zurich American
                                       Insurance Company since 1998. Chairman of the Board of
                                       American Guarantee and Liability Insurance Company, Zurich
                                       American Insurance Company of Illinois, American Zurich
                                       Insurance Company and Steadfast Insurance Company since
                                       1995. Chief Executive Officer of American Guarantee and
                                       Liability Insurance Company, Zurich American Insurance
                                       Company of Illinois and American Zurich Insurance Company
                                       from 1986 to June 1995. President of Zurich Holding Company of America since 1986. Manager of Zurich Insurance Company,
                                       U.S. Branch from 1986 to 1998. Underwriter for Zurich
                                       American Lloyds since 1986.

David A. Bowers (52)                   Director of FKLA and ZLICA since May 1997. Director of FLA
Director since May 1997.               since June 1997. Executive Vice President, Corporate
                                       Secretary and General Counsel of Zurich U.S. since August
                                       1985. Vice President, General Counsel and Secretary of
                                       Kemper since January 1996.

Gunther Gose (54)                      Director of FKLA, FLA and ZLICA since November 1998. Chief
Director since November 1998.          Financial Officer and Member of the Group Executive Board of
                                       Zurich Financial Services since October 1998. Member of the
                                       Corporate Executive Board of Zurich Insurance Group from
                                       April 1990 to October 1998.

                                 LEGAL MATTERS

     All matters of Illinois law pertaining to the Policy, including the validity of the Policy and our right to issue the Policy under Illinois Insurance Law, have been passed upon by Frank J. Julian, our Associate General Counsel. Jorden Burt Boros Cicchetti Berenson & Johnson LLP, Washington, D.C., has advised us on certain legal matters concerning federal securities laws applicable to the issue and sale of Policies.

                               LEGAL PROCEEDINGS

     There are no legal proceedings to which the Separate Account is a party or to which the assets of the Separate Account are subject. We are not a party in any litigation that is of material importance in relation to our total assets or that relates to the Separate Account.

                         YEAR 2000 READINESS DISCLOSURE

     Many existing computer programs were originally designed without considering the impact of the year 2000 and currently use only two digits to identify the year in the date field. This issue affects nearly all companies and organizations and could cause computer applications and systems to fail or create erroneous results for any transaction with a date of January 1, 2000, or later.

     Many companies must undertake major projects to address the year 2000 issue. Each company's costs and uncertainties will depend on a number of factors, including its software and hardware, and the nature of the industry. Companies must also coordinate with other entities with which they electronically interact, including suppliers, customers, creditors and other financial services institutions.

     If a company does not successfully address its year 2000 issues, it could face material adverse consequences in the form of lawsuits against the company, lost business, erroneous results and substantial operating problems after January 1, 2000.

     We have taken substantial steps over the last several years to ensure that our critical systems will be compliant for the year 2000. Such steps have included the replacement of older systems with new systems which are already compliant. In 1996, we replaced our investment accounting system, and, in 1997, we replaced our general ledger and accounts payable system. We have also determined that new systems developed to support new product introductions in 1997, 1998 and beyond are already year 2000 compliant. Data processing expenses related solely to bringing our systems in compliance with the year 2000 amounted to $337 thousand in the first half of 1999. We anticipate that it will cost an additional $141,000 to bring all remaining systems into compliance.

     Our policy administration systems have been completely renovated to be year 2000 compliant, have been tested and have been placed back into production as of June 30, 1999. All of our ancillary systems confirmed to be year 2000 compliant were in production at June 30, 1999. Testing procedures have confirmed the performance, functionality, and integration of converted or replaced platforms, applications, databases, utilities, and interfaces in an operational environment. Our testing and verification for year 2000 compliance has encompassed the following:

     - mainframe computing systems;

     - mainframe hardware and systems software;

     - PC/LAN computing systems;

     - PC/LAN hardware and systems software;

     - end-user computing systems;

     - interfaces to and from third parties; and

     - other miscellaneous electronic non-information systems.

     We have also taken steps to determine whether all other entities with which we electronically interact, including suppliers and other financial services institutions, are year 2000 compliant.

     If we do not successfully address our year 2000 issues, we could face material adverse consequences from lawsuits, lost business, erroneous results and substantial operating problems after January 1, 2000. Although we fully expect to be year 2000 compliant by the close of 1999, we are currently developing contingency plans to handle the most reasonably likely worst case scenarios.

                                    EXPERTS

     The consolidated balance sheets of KILICO as of December 31, 1998 and 1997 and the related consolidated statements of operations, comprehensive income, stockholder's equity, and cash flows for the years ended December 31, 1998 and 1997 have been included herein and in the registration statement in reliance upon the report of PricewaterhouseCoopers LLP, independent public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The consolidated statements of operations, comprehensive income, stockholder's equity, and cash flows of KILICO and subsidiaries for the period from January 4, 1996 to December 31, 1996 and the financial statement schedules as of December 31, 1996 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The statements of assets and liabilities and policy owners' equity of the Separate Account as of December 31, 1998 and the related statements of operations for the year then ended and the statements of changes in policy owners' equity for the year then ended and for each of the period presented has been included herein in reliance upon the report of PricewaterhouseCoopers LLP, independent public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     Actuarial matters included in this prospectus have been examined by Christopher J. Nickele, FSA as stated in the opinion filed as an exhibit to the Registration Statement.

                             REGISTRATION STATEMENT

     A Registration Statement has been filed with the Securities and Exchange Commission (SEC) under the Securities Act of 1933, as amended, with respect to the Policies. For further information concerning the Separate Account, KILICO and the Policy, reference is made to the Registration Statement as amended with exhibits. Copies of the Registration Statement are available from the Commission upon payment of a fee or at the SEC's website at http://www.sec.gov.

                              FINANCIAL STATEMENTS

                    [TO BE FILED BY PRE-EFFECTIVE AMENDMENT]

     The financial statements of the Separate Account relate to other life insurance policies in addition to those offered by this Prospectus. Our included financial statements should be considered only as bearing upon our ability to meet our contractual obligations under the Policy. The investment experience of the Separate Account does not affect our financial statements.

                             CHANGE OF ACCOUNTANTS

     On September 12, 1997, KILICO appointed the accounting firm of PricewaterhouseCoopers LLP ("PricewaterhouseCoopers"), formerly Coopers & Lybrand, LLP, as independent public accountants for the year ended December 31, 1997 to replace KPMG LLP effective with such appointment. Our Board of Directors approved the selection of PricewaterhouseCoopers as the new independent accountants. Management had not consulted with PricewaterhouseCoopers on any accounting, auditing or reporting matter, prior to that time.

     During the fiscal year ended December 31, 1996, there were no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure or any reportable events. KPMG LLP's report on the financial statements for 1996 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

     There were no disagreements with PricewaterhouseCoopers on accounting or financial disclosures for the years ended December 31, 1998 or 1997.

                                   APPENDIX A

                         TABLE OF DEATH BENEFIT FACTORS

ATTAINED                      ATTAINED                      ATTAINED                         ATTAINED
  AGE*        PERCENT           AGE*        PERCENT           AGE*        PERCENT              AGE*            PERCENT
--------      -------         --------      -------         --------      -------            --------          -------
  0-40          250              50           185              60           130                 70              115
    41          243              51           178              61           128                 71              113
    42          236              52           171              62           126                 72              111
    43          229              53           164              63           124                 73              109
    44          222              54           157              64           122                 74              107
    45          215              55           150              65           120                75-90            105
    46          209              56           146              66           119                 91              104
    47          203              57           142              67           118                 92              103
    48          197              58           138              68           117                 93              102
    49          191              59           134              69           116                 94              101
                                                                                          95 & thereafter       100

* ATTAINED AGE AS OF THE BEGINNING OF THE POLICY YEAR

                                   APPENDIX B

POLICY FORM L-8521  KEMPER INVESTORS LIFE INSURANCE COMPANY
                           SURRENDER TARGET PREMIUMS

        PREFERRED NONSMOKER    STANDARD NONSMOKER   PREFERRED SMOKER   STANDARD SMOKER
ISSUE   --------------------   ------------------   ----------------   ----------------
 AGE      MALE      FEMALE      MALE      FEMALE     MALE    FEMALE     MALE    FEMALE
-----   --------   ---------   -------   --------   ------   -------   ------   -------
  1         NA          NA       7.60       6.30       NA        NA       NA        NA
  2         NA          NA       7.60       6.30       NA        NA       NA        NA
  3         NA          NA       7.60       6.30       NA        NA       NA        NA
  4         NA          NA       7.60       6.30       NA        NA       NA        NA
  5         NA          NA       7.60       6.30       NA        NA       NA        NA
  6         NA          NA       7.60       6.30       NA        NA       NA        NA
  7         NA          NA       7.60       6.30       NA        NA       NA        NA
  8         NA          NA       7.60       6.30       NA        NA       NA        NA
  9         NA          NA       7.60       6.30       NA        NA       NA        NA
 10         NA          NA       7.60       6.30       NA        NA       NA        NA
 11         NA          NA       7.60       6.30       NA        NA       NA        NA
 12         NA          NA       7.60       6.30       NA        NA       NA        NA
 13         NA          NA       7.60       6.30       NA        NA       NA        NA
 14         NA          NA       7.60       6.30       NA        NA       NA        NA
 15       7.60        6.30       7.60       6.30    10.19      8.23    10.19      8.23
 16       7.60        6.30       7.60       6.30    10.19      8.23    10.19      8.23
 17       7.60        6.30       7.60       6.30    10.19      8.23    10.19      8.23
 18       7.60        6.30       7.60       6.30    10.19      8.23    10.19      8.23
 19       7.60        6.30       7.60       6.30    10.19      8.23    10.19      8.23
 20       7.60        6.30       7.60       6.30    10.19      8.23    10.19      8.23
 21       7.81        6.48       7.81       6.48    10.52      8.52    10.52      8.52
 22       8.03        6.67       8.03       6.67    10.84      8.81    10.84      8.81
 23       8.24        6.85       8.24       6.85    11.17      9.10    11.17      9.10
 24       8.46        7.04       8.46       7.04    11.49      9.39    11.49      9.39
 25       8.67        7.22       8.67       7.22    11.82      9.68    11.82      9.68
 26       8.98        7.47       8.98       7.47    12.28     10.06    12.28     10.06
 27       9.29        7.72       9.29       7.72    12.74     10.44    12.74     10.44
 28       9.60        7.97       9.60       7.97    13.21     10.83    13.21     10.83
 29       9.91        8.22       9.91       8.22    13.67     11.21    13.67     11.21
 30      10.22        8.47      10.22       8.47    14.13     11.59    14.13     11.59
 31      10.65        8.78      10.65       8.78    14.76     12.08    14.76     12.08
 32      11.08        9.10      11.08       9.10    15.39     12.57    15.39     12.57
 33      11.50        9.41      11.50       9.41    16.01     13.05    16.01     13.05
 34      11.93        9.73      11.93       9.73    16.64     13.54    16.64     13.54
 35      12.36       10.04      12.36      10.04    17.27     14.03    17.27     14.03
 36      12.94       10.59      12.94      10.59    18.14     14.66    18.14     14.66
 37      13.52       11.13      13.52      11.13    19.01     15.29    19.01     15.29
 38      14.11       11.68      14.11      11.68    19.87     15.93    19.87     15.93
 39      14.69       12.22      14.69      12.22    20.74     16.56    20.74     16.56
 40      15.27       12.77      15.27      12.77    21.61     17.19    21.61     17.19
 41      16.28       13.59      16.28      13.59    22.76     18.01    22.76     18.01
 42      17.29       14.40      17.29      14.40    23.91     18.83    23.91     18.83
 43      18.31       15.22      18.31      15.22    25.05     19.66    25.05     19.66
 44      19.32       16.03      19.32      16.03    26.20     20.48    26.20     20.48
 45      20.33       16.85      20.33      16.85    27.35     21.30    27.35     21.30
 46      21.53       17.57      21.53      17.57    28.94     22.43    28.94     22.43
 47      22.73       18.28      22.73      18.28    30.54     23.56    30.54     23.56
 48      23.92       19.00      23.92      19.00    32.13     24.70    32.13     24.70
 49      25.12       19.71      25.12      19.71    33.73     25.83    33.73     25.83
 50      26.32       20.43      26.32      20.43    35.32     26.96    35.32     26.96
 51      27.88       21.24      27.88      21.24    37.33     28.38    37.33     28.38
 52      29.44       22.06      29.44      22.06    39.34     29.80    39.34     29.80
 53      31.00       22.87      31.00      22.87    41.36     31.23    41.36     31.23
 54      32.56       23.69      32.56      23.69    43.37     32.65    43.37     32.65
 55      34.12       24.50      34.12      24.50    45.38     34.07    45.38     34.07
 56      34.67       25.41      34.67      25.41    46.50     34.71    46.50     34.71
 57      35.21       26.32      35.21      26.32    47.62     35.34    47.62     35.34

        PREFERRED NONSMOKER    STANDARD NONSMOKER   PREFERRED SMOKER   STANDARD SMOKER
ISSUE   --------------------   ------------------   ----------------   ----------------
 AGE      MALE      FEMALE      MALE      FEMALE     MALE    FEMALE     MALE    FEMALE
-----   --------   ---------   -------   --------   ------   -------   ------   -------
 58      35.76       27.24      35.76      27.24    48.73     35.98    48.73     35.98
 59      36.30       28.15      36.30      28.15    49.85     36.61    49.85     36.61
 60      36.85       29.06      36.85      29.06    50.97     37.25    50.97     37.25
 61      38.65       30.50      38.65      30.50    50.76     38.80    50.76     38.80
 62      40.45       31.93      40.45      31.93    50.56     40.35    50.56     40.35
 63      42.25       33.37      42.25      33.37    50.35     41.90    50.35     41.90
 64      44.05       34.80      44.05      34.80    50.15     43.45    50.15     43.45
 65      45.85       36.24      45.85      36.24    49.94     45.00    49.94     45.00
 66      46.34       38.72      46.34      38.72    49.72     45.75    49.72     45.75
 67      46.84       41.19      46.84      41.19    49.49     46.50    49.49     46.50
 68      47.33       43.67      47.33      43.67    49.27     47.24    49.27     47.24
 69      47.83       46.14      47.83      46.14    49.04     47.99    49.04     47.99
 70      48.32       48.62      48.32      48.62    48.82     48.74    48.82     48.74
 71      47.87       47.86      47.87      47.86    48.65     48.11    48.65     48.11
 72      47.41       47.11      47.41      47.11    48.49     47.48    48.49     47.48
 73      46.96       46.35      46.96      46.35    48.32     46.85    48.32     46.85
 74      46.50       45.60      46.50      45.60    48.16     46.22    48.16     46.22
 75      47.26       46.78      47.26      46.78    48.55     47.28    48.55     47.28
 76      47.02       46.39      47.02      46.39    48.44     46.94    48.44     46.94
 77      46.78       46.00      46.78      46.00    48.33     46.60    48.33     46.60
 78      46.53       45.62      46.53      45.62    48.21     46.27    48.21     46.27
 79      46.29       45.23      46.29      45.23    48.10     45.93    48.10     45.93
 80      46.05       44.84      46.05      44.84    47.99     45.59    47.99     45.59

                          PART II -- OTHER INFORMATION

                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities and Exchange Act of 1934, as amended, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                     REPRESENTATION AS TO FEES AND CHARGES

     KILICO hereby represents that the fees and charges deducted under the Flexible Premium Variable Life Insurance Policies hereby registered by this Registration Statement in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by KILICO.

                    REPRESENTATION PURSUANT TO RULE 6e-3(T)

     This filing is made pursuant to Rule 6e-3(T) under the Investment Company Act of 1940, as amended.

                       UNDERTAKING AS TO INDEMNIFICATION

     Pursuant to the Distribution Agreement filed as Exhibit 1-A(3)(a) to this Registration Statement, KILICO and the Separate Account have agreed to indemnify Investors Brokerage Services, Inc. ("IBS") against any claims, liabilities and expenses which IBS may incur under the Securities Act of 1933, as amended (the "Securities Act"), common law or otherwise, arising out of or based upon any alleged untrue statements of material fact contained in any registration statement or prospectus of the Separate Account, or any omission to state a material fact therein, the omission of which makes any statement contained therein misleading. IBS will agree to indemnify KILICO and the Separate Account against any and all claims, demands, liabilities and expenses which KILICO or the Separate Account may incur, arising out of or based upon any act or deed of IBS or of any registered representative of an NASD member investment dealer which has an agreement with IBS and is acting in accordance with KILICO's instructions.

     Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement comprises the following Papers and Documents:

            The Facing sheet.

            Reconciliation and tie between items in N-8B-2 and Prospectus.

            The prospectus consisting of 35 pages.

            The undertaking to file reports.

               Representation as to Fees and Charges Pursuant to Section 26 of the Investment Company Act of 1940.

            Representation Pursuant to Rule 6e-3(T).

            Undertaking as to Indemnification.

            The signatures.

            Written consents of the following persons:

          A. Frank J. Julian, Esq. (to be included in Opinion filed as Exhibit 3(a)).

          B. PricewaterhouseCoopers LLP, independent accountants (to be filed as Exhibit 6(a)).

          C. KPMG LLP, independent auditors (to be filed as Exhibit 6(b)).

          D. Christopher J. Nickele, FSA (to be included in Opinion filed as
             Exhibit 3(b)).

           The following exhibits:

           (1) 1-A(1)                   KILICO Resolution establishing the Separate Account
           (1) 1-A(3)(a)                Distribution Agreement between KILICO and Investors Brokerage
                                        Services, Inc. (IBS)
           (3) 1-A(3)(b)                Specimen Selling Group Agreement of IBS
             1-A(3)(c)                  Schedules of commissions (to be filed by pre-effective amendment)
           (3) 1-A(3)(d)                General Agent Agreement
             1-A(5)(a)                  Form of Policy
             1-A(5)(b)                  Accelerated Death Benefit Rider (to be filed by pre-effective amend-
                                        ment)
             1-A(5)(c)                  Extended Maturity Option Rider (to be filed by pre-effective amendment)
             1-A(5)(d)                  Dependent Children's Rider (to be filed by pre-effective amendment)
             1-A(5)(e)                  Waiver of Premium (to be filed by amendment)
             1-A(5)(f)                  Other Insured Rider (to be filed by amendment)
           (1) 1-A(6)(a)                KILICO Articles of Incorporation
           (3) 1-A(6)(b)                By-Laws of KILICO
           (6) 1-A(8)(a)(i)             Participation Agreement between Kemper Investors Life Insurance
                                        Company and Scudder Variable Life Investment Fund
           (6) 1-A(8)(a)(ii)            Participating Contract and Policy Agreement between Kemper Investors
                                        Life Insurance Company and Scudder Kemper Investments, Inc.
           (6) 1-A(8)(a)(iii)           Indemnification Agreement between Kemper Investors Life Insurance
                                        Company and Scudder Kemper Investments, Inc.
           (5) 1-A(8)(b)(i)             Fund Participation Agreement among Kemper Investors Life Insurance
                                        Company, Fidelity Variable Insurance Products Fund and Fidelity
                                        Distributors Corporation
           (4) 1-A(8)(b)(ii)            Amendment to Fund Participation Agreement among Kemper Investors Life
                                        Insurance Company, Fidelity Variable Insurance Products Fund and
                                        Fidelity Distributors Corporation

 (6) 1-A(8)(c)                        Participation Agreement Among Templeton Variable Products Series Fund,
                                      Franklin Templeton Distributors, Inc. and Kemper Investors Life
                                      Insurance Company.
 (10) 1-A(8)(d)                       Fund Participation Agreement by and among The Alger American Fund,
                                      Kemper Investors Life Insurance Company and Fred Alger & Company,
                                      Incorporated
 (10) 1-A(8)(e)(i)                    Fund Participation Agreement between Kemper Investors Life Insurance
                                      Company and The Dreyfus Socially Responsible Growth Fund, Inc.
 (10) 1-A(8)(e)(ii)                   Administrative Services Agreement by and between The Dreyfus Corporation and Kemper Investors Life Insurance Company
   1-A(8)(e)(iii)                     Form of Fund Participation Agreement between Kemper Investors Life
                                      Insurance Company and Dreyfus Stock Index Fund (to be filed by pre-effective amendment)
   1-A(8)(e)(iv)                      Form of Fund Participation Agreement between Kemper Investors Life
                                      Insurance Company and Dreyfus Variable Investment Fund (to be filed by pre-effective amendment)
 (7)1-A(8)(f)(i)                      Fund Participation Agreement among Kemper Investors Life Insurance
                                      Company, Janus Aspen Series and Janus Capital Corporation
 (8) 1-A(8)(f)(ii)                    Service Agreement between Kemper Investors Life Insurance Company and
                                      Janus Capital Corporation
 (9) 1-A(8)(g)                        Fund Participation Agreement among Kemper Investors Life Insurance
                                      Company, Kemper Variable Series (formerly known as Kemper Investors
                                      Fund), Zurich Kemper Investments, Inc. and Kemper Distributors, Inc.
   1-A(10)                            Application for Policy (to be filed by pre-effective amendment)
 (2) 2                                Specimen Notice of Withdrawal Right
   3(a)                               Opinion and consent of legal officer of KILICO as to legality of policies being registered (to be filed by pre-effective amendment)
   3(b)                               Opinion and consent of actuarial officer of KILICO regarding prospectus illustrations and actuarial matters (to be filed by pre-effective amendment)
   6(a)                               Consents of PricewaterhouseCoopers LLP, independent accountants (to be filed by pre-effective amendment)
   6(b)                               Consent of KPMG LLP, independent auditors (to be filed by pre-effective amendment)
   8                                  Procedures Memorandum, pursuant to Rule 6e-3(T)(b)(12)(iii) (to be filed by pre-effective amendment)
   9                                  Illustrations

-------------------------
( 1) Incorporated by reference to the Registration Statement of the Registrant on Form S-6 filed on or about December 26, 1995 (File No. 33-65399).

( 2) Incorporated by reference to Pre-Effective Amendment No. 1 to the
     Registration Statement of the Registrant on Form S-6 filed on or about June 5, 1996 (File No. 33-65399).

( 3) Incorporated by reference to Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-02491) filed on or about April 23, 1997.

( 4) Incorporated by reference to Post-Effective Amendment No. 6 to the
     Registration Statement on Form S-6 filed on or about April 23, 1999 (File No. 33-65399).

( 5) Incorporated by reference to Post-Effective Amendment No. 24 to the
     Registration Statement on Form N-4 filed on or about April 26, 1996 (File No. 2-72671).

 (6) Incorporated by reference to Amendment No. 5 to the Registration Statement on Form S-1 for KILICO (file No. 333-22389) filed on or about April 20, 1999.

 (7) Incorporated herein by reference to Post-Effective Amendment No. 23 to the Registration Statement on Form N-4 filed on or about September 14, 1995 (File No. 2-72671).

 (8) Incorporated herein by reference to Post-Effective Amendment No. 25 to the Registration Statement on Form N-4 filed on or about April 28, 1997 (File No. 2-72671).

 (9) Incorporated herein by reference to Amendment No. 3 to the Registration Statement of KILICO on Form S-1 filed on or about April 8, 1998 (File No. 333-22389).

(10) Incorporated herein by reference to Post-Effective Amendment No. 28 to the Registration Statement on Form N-4 (File No. 2-72671) filed on or about April 28, 1999.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, KILICO Variable Separate Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Long Grove and State of Illinois on the 8th day of October, 1999.

                                          KILICO VARIABLE SEPARATE ACCOUNT
                                          (Registrant)

                                          By: Kemper Investors Life Insurance
                                          Company
                                          (Depositor)

                                          By:
                                            /s/ GALE K. CARUSO

                                            ------------------------------------
                                            Gale K. Caruso, President and Chief
                                              Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following directors and principal officers of Kemper Investors Life Insurance Company in the capacities indicated on the 8th day of October, 1999.

                   SIGNATURE                                            TITLE
                   ---------                                            -----

/s/ GALE K. CARUSO                                 President, Chief Executive Officer and Director
-----------------------------------------------    (Principal Executive Officer)
Gale K. Caruso

/s/ JOHN B. SCOTT                                  Chairman of the Board and Director
-----------------------------------------------
John B. Scott

/s/ FREDERICK L. BLACKMON                          Senior Vice President and Chief Financial
-----------------------------------------------    Officer (Principal Financial Officer and
Frederick L. Blackmon                              Principal Accounting Officer)

/s/ W. H. BOLINDER                                 Director
-----------------------------------------------
William H. Bolinder

/s/ DAVID A. BOWERS                                Director
-----------------------------------------------
David A. Bowers

/s/ ELIANE C. FRYE                                 Director
-----------------------------------------------
Eliane C. Frye

/s/ GUNTHER GOSE                                   Director
-----------------------------------------------
Gunther Gose

/s/ JAMES E. HOHMANN                               Director
-----------------------------------------------
James E. Hohmann

                                 EXHIBIT INDEX


1-A(5)(a)  Form of Policy
9          Illustrations